     As filed with the Securities and Exchange Commission on October 5, 2001
                                                 Registration No. 333-65164

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------

                          PRE-EFFECTIVE AMENDMENT NO. 1
                               TO FORM SB-2

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                        --------------------------------
                                  TELYNX, INC.
           (Name of Small Business Issuer as specified in its charter)

           DELAWARE                            7371                         94-3022377
 (State or other jurisdiction      (Primary Standard Industrial   (I.R.S. Employer Identification
incorporation or organization)     Classification Code Number)                Number)


                        6006 NORTH MESA STREET, SUITE 600
                              EL PASO, TEXAS 79912
                                 (915) 581-5828
               (Address, including zip code, and telephone number,
              including area code, of principal executive offices)

                                  ALI AL-DAHWI
                             CHIEF EXECUTIVE OFFICER
                                  TELYNX, INC.
                        6006 NORTH MESA STREET, SUITE 600
                              EL PASO, TEXAS 79912
                                 (915) 581-5828
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                 ---------------

                     Copies of all communications, including
                         all communications sent to the
                        agent for service, should be sent
                                       to:

                            SHELDON G. NUSSBAUM, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000
                                 ---------------

     Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement as the selling stockholders may determine.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                                                             PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF           AMOUNT TO BE            PROPOSED MAXIMUM                AGGREGATE           AMOUNT OF
      SECURITIES TO BE REGISTERED         REGISTERED       OFFERING PRICE PER SHARE (1)       OFFERING PRICE      REGISTRATION FEE
      ---------------------------         ----------       ----------------------------       --------------      ----------------
Class A Common Stock, $.01
   Par value                         240,344,368 shares              $ 0.0082                     $1,970,824       $   493.00 (3)
                                     (2)


     (1) The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee on the basis of the average of the high and the low prices of the Class A common stock of Telynx, Inc. as reported on OTC Bulletin Board on October 3, 2001.

     (2) Includes 240,344,368 shares of Class A common stock issuable pursuant to our former equity credit line pursuant to which the registrant was able to require investors, under certain conditions, to purchase up to $17,000,000 of Class A common stock. Also registered hereunder, pursuant to Rule 416, are an indeterminate number of additional shares of Class A common stock that may become issuable pursuant to stock splits, stock dividends or other similar transactions. The number of shares of Class A common stock registered hereunder pursuant to Rule 416, does not include an increased number of shares issuable under the equity credit line agreement resulting from decreases in the market price of the Class A common stock.

     (3) Previously paid.



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT SPECIFICALLY STATING THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED OCTOBER 5, 2001

                                  TELYNX, INC.

                  240,344,368 SHARES OF CLASS A COMMON STOCK

     The 240,344,368 shares of our Class A common stock being offered under this prospectus may be offered and sold in the aggregate from time to time by The Keshet Fund L.P., Talbiya B. Investments Ltd., Esquire Trade & Finance, Inc., Laurus Master Fund, Ltd., Libra Finance, Keshet L.P., or the selling stockholders. We received the proceeds from the securities sold by us under our former equity line, but will not receive any part of the proceeds from the sales of the shares of our Class A common stock being offered by the selling stockholders pursuant to this prospectus.

     Of the shares offered pursuant to this prospectus, the Keshet Fund L.P. purchased 63,021,722 shares, Talbiya B. Investments Ltd. purchased 2,050,326 shares, Esquire Trade & Finance, Inc. purchased 39,098,954 shares, Laurus Master Fund, Ltd. purchased 115,570,000 shares, Libra Finance purchased 543,750 shares and Keshet L.P. purchased 20,059,616 shares. The selling stockholders may resell the underlying shares of Class A common stock pursuant to this prospectus.

     Due to the floating conversion rate being tied to the stock price of our securities in our former equity line agreement with the selling stockholders, additional shares are being registered under this prospectus representing 200% coverage in the case of a decrease in our stock price prior to the conversion of the notes previously sold to the selling stockholders to fulfill our obligations under our former equity line agreement. If the selling stockholders are not entitled to such additional shares upon the conversion of the notes, the additional shares shall not be utilized for any other purpose and will be deregistered within a reasonable time thereafter.

     The selling stockholders may offer shares of our Class A common stock on the OTC Bulletin Board in negotiated transactions or otherwise, or by a combination of these methods. The selling stockholders may sell the shares through broker-dealers who may receive compensation from the selling stockholders in the form of discounts and commissions. The selling stockholders are "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with its sales. We will pay all the costs of registering the shares under this prospectus.

     Our Class A common stock trades on the OTC Bulletin Board under the symbol "TLXX." On October 3, 2001, the closing sale price of our Class A common stock on the OTC Bulletin Board was $0.008 per share.

     Our principal executive offices are located at Telynx, Inc., 6006 North Mesa Street, Suite 600, El Paso, Texas 79912, and our telephone number is (915) 581-5828.

                                 ---------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU ARE URGED TO CAREFULLY READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

                                ---------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

              The date of this prospectus is October , 2001.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Summary ...................................................................    1
Risk Factors ..............................................................    3
Special Note Regarding Forward-Looking Statements .........................   11
Use Of Proceeds ...........................................................   11
Dividend Policy ...........................................................   11
Market For Common Equity And Related Stockholder Matters ..................   12
Changes in and Disagreements with Accountants on
Accounting & Financial Disclosure .........................................   12
Selected Consolidated Financial Data ......................................   13
Management's Discussion And Analysis Of Financial Condition And
Results Of Operations .....................................................   14
Business ..................................................................   24
Management ................................................................   28
Related Party Transactions ................................................   31
Principal Stockholders ....................................................   33
Description Of Capital Stock ..............................................   35
Selling Stockholders ......................................................   37
Plan of Distribution ......................................................   39
Legal Matters .............................................................   40
Experts ...................................................................   40
Disclosure Of Commission Position On Indemnification ......................   40
Where You Can Find More Information .......................................   41
Consolidated Financial Statements .........................................  F-1

                               PROSPECTUS SUMMARY

    The information below is only a summary of more detailed information included in other sections of this prospectus. You should read this entire prospectus carefully, especially the risks of investing in our Class A common stock under "Risk Factors" on page 2 of this prospectus. Our fiscal year ends October 31.


                                  TELYNX, INC.

    We deliver software and services for the specific purpose of managing telecommunications networks. Our primary target customers are telecommunications service providers. Our software and services are designed to create accurate electronic models of the network infrastructure and assist the customer in the provisioning of new telecommunications services, such as voice and data services. The key value offered by our products and services is to favorably enhance the ability of our customers to provide advanced telecommunication service applications in a more expeditious timeframe and at a more efficient cost structure for their wide range of service applications. One of our products, netRunner, is a commercial offering frequently utilized in the telecommunications industry. Our services provide for the implementation of this commercial offering tailored to each customer's network environment.

    We design and market a line of software products and related services to telecommunications service providers. Specifically, our software is designed to be an integral part of the operations support system environment of telecommunications service providers. Our software is designed to track inventory, provision new telecommunications service, and provide a tool for managing network bandwidth. While the software is designed to manage telecommunications service provider networks, it can also be used to track and manage any network. Our services relate to the implementation of our software and the general consulting surrounding network management.

    We have leveraged our relationship with key industry players such as Hewlett Packard in order to gain penetration into the marketplace. Specifically, individual long standing relationships in international markets have produced business for us in the Middle East as well as the Far East. The first two years of product revenue for us were derived in large part from these sources. Additionally, we have made significant investment in participating with industry forums such as the Telemanagement Forum to further our position in the domestic market. These forums provide industry standards, direction, and catalyst function to the market in general. Telynx has participated for two years in these activities. In combination, these two strategies have leveraged our market awareness.


    We were incorporated in Delaware as Meadowbrook Rehabilitation Group, Inc. in 1986. In October 1998, we changed our name to Cambio, Inc. and in November 2000, we changed our name to Telynx, Inc. Our principal office is located at 6006 North Mesa, Suite 600, El Paso, Texas 79912, and our telephone number is
(915) 581-5828.

                                  THE OFFERING

Class A common stock offered by Telynx.....................    No shares(1)

Class A common stock offered by the selling stockholders...    240,344,368 shares

Class A common stock to be outstanding after this offering.    436,655,337 shares(2)

Use of proceeds............................................    We will not receive any part of the
                                                               proceeds from the sales of these shares
                                                               of our Class A common stock. We
                                                               received, however, the net sale price
                                                               of the convertible notes and warrants
                                                               that were issued to the selling
                                                               stockholders.  All such proceeds have
                                                               been used by us for general corporate
                                                               purposes.

NASD OTC Bulletin Board Market Trading Symbol..............    TLXX

----------

(1) We are not directly selling shares under this prospectus. However, with respect to the 240,344,368 shares registered on behalf of the investors under our former equity line agreement, or the selling stockholders under this prospectus, the resale of these shares are viewed as an indirect primary distribution of our securities by us.

(2) Based on 196,310,969 shares outstanding as of July 31, 2001, as adjusted to reflect a 1-for-2 reverse stock split effected by us on June 4, 2001. This information excludes 15,050,000 shares subject to options outstanding at July 31, 2001, and 500 shares of preferred stock outstanding as of July 31, 2001, which are convertible into shares of Class A common stock.


                             SUMMARY FINANCIAL DATA

    The following summary financial information is derived from and should be read carefully together with our financial statements and the related notes to those statements beginning on Page F-1 of this prospectus. You should also read "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition" and "Results of Operations".


                                   YEAR            YEAR         FOUR MONTHS       FOUR MONTHS       NINE MONTHS         NINE MONTHS
                                  ENDED           ENDED            ENDED             ENDED             ENDED               ENDED
                              JUNE 30, 2000   JUNE 30, 1999   OCT. 31, 2000(1) OCT. 31, 1999(1)    JULY 31, 2001       JULY 31, 2000

                              -------------   -------------   ----------------     ---------       -------------       -------------

                                                                (UNAUDITED)       (UNAUDITED)       (UNAUDITED)         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Total revenue.................  $   983,000     $   823,000      $   352,000       $   272,000     $   556,000        $   789,000
Gross profit..................      719,000         537,000          245,000           152,000         409,000            645,000
Loss from continuing
  operations..................   (5,385,000)     (9,002,000)      (1,686,000)       (1,594,000)     (4,874,000)        (3,501,000)
Loss from discontinued
  operations..................           --      (1,013,000)              --                --              --                 --
Basic and diluted net loss
per common share(2)...........        (0.76)          (5.60)           (0.07)            (0.80)          (0.07)             (0.30)
Weighted average shares
  outstanding(2)..............    7,095,483       1,787,230       22,502,458         1,993,015      74,973,086         11,764,338




                                                            JULY 31, 2001
                                                            -------------
                                                             (UNAUDITED)

BALANCE SHEET DATA:
Cash and cash equivalents ..............................       $143,000
Working capital deficit ................................     (4,487,000)
Total assets ...........................................        742,000
Total stockholders' deficit ............................     (4,763,000)


----------

(1) In calendar year 2000, we changed our fiscal year-end from June 30 to October 31.

(2) Share and net loss per common share reflect the June 4, 2001 1-for-2 reverse stock split retroactive to the beginning of all periods presented.

                                  RISK FACTORS

    An investment in our Class A common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information included in this prospectus before deciding whether to invest in our Class A common stock.

We are likely to require additional capital to continue our operations because we only had $143,000 in cash as of July 31, 2001, which is not sufficient to cover our current liabilities.

    We had $143,000 in cash and $5,045,000 in current liabilities as of July 31, 2001 and we will likely require additional capital. Our cash is insufficient to cover our outstanding liabilities. In addition, we expect to continue to incur net losses in the near term. We will need to obtain significant new customers for our products, increase the amount of our products ordered by our current customers or raise additional capital in order to increase our cash balance in the near term.

    As a result of the termination of our former equity line agreement, we currently do not have any line of credit that we can draw upon when needed. Therefore, we may not be able to raise additional capital in the future on terms acceptable to us or at all. If we are unable to raise additional capital in the future, we may not be able to continue as a going concern.

Our accumulated deficit was approximately $36,517,000 as of July 31, 2001, and our future profitability is uncertain.

    We do not know whether or when our business will be profitable. We have generated limited revenue to date, and we have experienced significant operating losses since our inception. As of July 31, 2001, our accumulated deficit was approximately $36,517,000. As a result of our significant losses, our audit report for the year ended June 30, 2000 contains an explanatory paragraph expressing substantial doubt regarding our ability to continue as a going concern. No assurance can be given that we can or will ever operate profitably.

Our independent auditors have issued a going concern opinion for the fiscal years ended June 30, 2000 and 1999.

    Our independent auditors have included an explanatory paragraph regarding our ability to continue as a going concern for each of the fiscal years ended June 30, 2000 and 1999. Among the factors cited by the accountants that raised substantial doubt as to our ability to continue as a going concern are the continued recurring losses incurred by us from operations. See "Management Discussion and Analysis of Financial Condition and Results of Operations - Going Concern Opinion" on page 11.

We recently issued shares at significantly below the market price and we cannot assure you that we will not do so in the future.

    In 2000 and 2001, we completed various financings pursuant to which we issued shares of Class A common stock at significantly below the market value of our Class A common stock at that time. Our sale of Class A common stock at significantly below market price refers to sales of Class A common stock to investors at a sale price per share of $0.25 and $0.044, when our stock was trading between $0.60 and $0.056 in the public market. Due to our current financial situation, we cannot assure you that we will not issue shares in the future at a price per share which is less than the then current market price.

The amount of securities issued to the investors pursuant to our former equity line agreement is based on a floating conversion rate, and the convertible notes and warrants issued under the subscription agreement could result in significant dilution of the per share value of our Class A common stock held by current stockholders.

    Because the securities issued to the investors under our former equity line agreement is based on a floating conversion rate that is tied to the average market price of our securities just prior to the time of conversion or exercise, convertible notes and warrants issued under the subscription agreement could result in significant dilution of the per share value of our Class A common stock held by current investors.

    Some of the specific factors that may contribute to the dilution in the value of our Class A common stock include the following:

    . the lower effective purchase price per share of Class A common stock under our former equity line could result in additional shares being issuable under our outstanding convertible preferred stock;

    . the perceived risk of dilution may cause the investors under our former equity line agreement as well as our other stockholders to sell their shares, which would contribute to the downward movement in the price of our Class A common stock and could cause our securities to lose their entire value and trade at fractions of a penny; and

    . the significant downward pressure on the trading price of our Class A common stock could encourage our stockholders to engage in short sales, which would further contribute to the price decline of our Class A common stock, and creating a greater likelihood that our securities will trade at fractions of a penny.

Up to 240,344,368 shares of our Class A common stock will become eligible for public sale that could have a depressive effect on our stock.

    When our registration statement, of which this prospectus is a part, is declared effective by the SEC, 238,349,368 shares of our Class A common stock, upon conversion of certain outstanding notes, will be eligible for immediate resale on the public market and 1,995,000 shares of our Class A common stock underlying warrants, upon their exercise, will be eligible for immediate resale on the public market in connection with our former equity line extension. Additionally, if a significant number of shares are offered for sale simultaneously, it would have a depressive effect on the trading price of our Class A common stock on the public market and create a risk that the trading price would drop to fractions of a penny. If and to the extent that our investors sell their Class A common stock, our stock price may decrease due to the additional shares in the market. Assuming that our investors would convert the warrants and sell all of their shares registered in this prospectus based on a current stock price below the conversion price of the warrants, the following chart shows the number of additional shares that the investors would be entitled to if the stock price were to decline by 25%, 50% or 75% from $0.0088.

Stock Price                   % Decline                      Number of Shares
-----------                   ---------                      ----------------

 $0.0066                          25%                           39,724,895
 $0.0044                          50%                          119,174,684
 $0.0022                          75%                          357,524,052


    Additionally, if the investors sell their shares issued upon conversion of the notes and underlying the warrants, the following chart shows the dilutive effects on shareholders with a 0%, 25%, 50% and 75% decline in the stock price of the Class A common stock:

Stock Price     % Decline              On Notes Only                     On Notes & Warrants
-----------     ---------              -------------                     -------------------

                                  Number of Shares   % Dilution     Number of Shares % Dilution
                                  ----------------   ----------     ---------------------------
  $0.0088         None             120,390,498          99.0%          122,385,498      99.0%
  $0.0066         25%               40,940,709          97.0%           42,935,708      97.2%
  $0.0044         50%              120,390,498          99.0%          122,385,498      99.0%
  $0.0022         75%              358,739,866          99.7%          360,734,866      99.7%

Our Class A common stock is currently classified as a "penny stock" which could cause investors to experience delays and other difficulties in trading shares in the stock market.

    Our Class A common stock is quoted and traded on the Over-the-Counter Bulletin Board, or OTCBB. As a result, an investor could find it more difficult to dispose of, or to obtain, accurate quotations as to the market value of our stock. In addition, trading in our Class A common stock is covered by what is known as the "Penny Stock Rules". The Penny Stock Rules require brokers to provide additional disclosure in connection with any trades involving a stock defined as a "penny stock", including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing penny stocks could limit the ability of the selling shareholders or their brokers to sell the shares offered under this prospectus in the secondary market. Our stock will be covered by the Penny Stock Rules until it has a market price of $5.00 per share or more, subject to certain exceptions.

The receipt of payments to the finders in connection with our former equity line of credit agreement may be inconsistent with the provisions of Section 15 under the Securities Exchange Act of 1934, as amended.

    We paid fees and commissions to "finders" in connection with their introducing us to the investors under our former equity line of credit agreement. These finders were Alon Enterprises Ltd., The Bodie Investment Group, and Libra Finance, S.A. These finders assisted us only in locating new investors under our former equity line agreement. Alon and Libra received 10% of the cash proceeds that we received in connection with an investor exercising a warrant issued under our former equity line agreement. Libra and Talbiya also received warrants issuable in connection with the balance of the put.

    The Staff of the Securities and Exchange Commission has indicated to us that the receipt of these payments may be inconsistent with the registration provisions of Section 15 of the Securities Exchange Act of 1934, as amended. Management does not believe that they are in violation of any securities laws. If these payments owed to the finders on puts already exercised by us are determined to be inconsistent with Section 15, then under Section 29 of the Securities Exchange Act:

    . our obligation to pay a finder's fee to these entities may be voidable by us;

    . the investors may have the right to rescind their purchase of our securities in which case we may not be able to exercise the put; and

    .   we may be subject to regulatory action.

Our revenues and profitability have fluctuated and could fluctuate significantly in the future, which may limit your ability to predict our future performance.


    Our revenues and profitability may vary significantly from fiscal quarter to fiscal quarter as well as in comparison to the corresponding fiscal quarter of the preceding year. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as indications of our future performance.

    Some of the factors that may contribute to future fluctuations in our quarterly and annual operating results include:

    . development and introduction of new operating systems and new product development expenses;

    .   our introduction or enhancement of our products;

    .   changes in our pricing policies or those of our competitors;

    .   technological changes in computer systems and environments;

    . market readiness to deploy network systems management products for distributed computing environments; and

    . customer order deferrals in anticipation of new products and product enhancements.

Disagreement with Imperial under the obligation to make debt payments could result in our assets being attached for payment of the indebtedness.

    We have outstanding debt owed to Imperial with a maturity date of February 20, 2000, if our loan balance was not satisfied by February 20, 2000 from the sale by Imperial of liquidation assets we transferred to Imperial. Although the maturity date has passed, we do not believe that the debt is due and payable because of Imperial's breach of certain restrictive covenants contained in our agreement with Imperial. In February 1999, we transferred liquidation assets in the amount of $1,300,000 to Imperial. Imperial agreed to use its "best efforts" to liquidate the assets transferred to them and was to use the liquidation proceeds from the sale of the assets as payment of two outstanding loans between Imperial and us. Under our agreement with Imperial, they are required to provide us with quarterly reports that we have not received from Imperial with respect to Imperial's progress in liquidating the assets that we transferred to them. Imperial could claim that we are in default of the loans and elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. We would not agree with such claim and would assert that Imperial has breached our agreement by failing to provide the required quarterly reports and failing to use its "best efforts" to sell the liquidation assets. However, if we are found to be in default under the agreement, such default could have a material adverse effect on our ability to continue as a going concern.

We face a high level of competition in establishing our products in the software systems market of the telecommunications industry because our competitors often have greater resources and more established product lines than we do which may adversely affect our profitability.

    The markets in which we operate are competitive, highly fragmented and rapidly changing. We compete with other established businesses in the software systems market of the telecommunications industry such as Granite Systems, Inc., Nortel Networks, Cramer Systems Europe Ltd., Eftia, VisionAEL and others that market similar products. We are developing a customer base in markets where our products may overlap with products of our competitors that are already established in such market. We may not be able to convince potential customers to try our products or services over the known brands of competitors or that our products or services are better or more attractive than that of our competitors. In order to compete effectively, our strategy is to enhance our current products, enhance the operability of our products with one another, develop new products and introduce them in the market in a timely fashion for customer response. We anticipate continued growth of competition in the telecommunications industry and consequently, the entrance of new competitors into the software systems market in the future.


    The principal competitive factors in our market are quality, performance, price, customer support and training, business reputation and product attributes such as scalability, compatibility, functionality and acceptance. In addition, we compete with a number of companies that have substantially greater financial, technical, sales, marketing and other resources as well as greater name recognition. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer's requirements, or be able to devote greater resources to the promotion and sale of their products and services.


    We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not have a material adverse effect on our business, financial condition and operating results.

The software systems market of the telecommunications industry is rapidly evolving and we may not be able to keep pace with technological changes which could result in a loss of revenues.

    Our success depends on our ability to continue to enhance existing software related products, respond to changing customer requirements and develop and introduce in a timely manner new products that keep pace with technological developments. During fiscal year 2000, we enhanced our netRunner product and delivered the enhanced product to our customers on a timely basis. During fiscal year 2001, we further enhanced our netRunner product and introduced it under the Telynx brand name. Our further development of netRunner included major enhancements and consistent additions to the product as well as providing capabilities that our customers and potential customers demanded. The success of netRunner depends on increased market acceptance by software telecommunications customers. With the recent decrease in spending in the telecommunications industry as a whole, our business could suffer dramatically if our products are not accepted or not perceived to be effective.

    Though we have a favorable track record of meeting deliverables of our customer base, we cannot be sure that we will be able to meet all our customer's expectations or that we will be successful in our efforts to keep pace with technological changes.

We have five customers, with Telecom Egypt and TM Touch (Telecom Malaysia) representing 83% of our net revenue, and the loss of any one of our customers, or a reduction in spending by these customers, could have a disproportionate impact on our revenues.

    Our market segment consists mainly of telecommunication service providers. Although the growth of this segment has slowed recently, this segment is still considered dynamic and rapidly growing even though it represents a limited number of installed customer bases. Our two largest customers, Telecom Egypt and TM Touch (Telecom Malaysia) represented 83% of our net revenue for the year ended June 30, 2000. We have a total of five customers, and only two of these customers are based in the United States. This concentration of our customers can cause our revenues and earnings to fluctuate from quarter to quarter based on these customers' requirements and the timing of their orders. None of our major customers has any obligation to purchase additional products or services, and these customers generally have acquired fully paid licenses to their installed systems. Therefore, there can be no assurance that any of our major customers will continue to purchase new systems, systems enhancements and services in amounts similar to previous years. Also the recent general reduction in capital spending in the telecommunication industry could adversely affect us. A reduction, delay or cancellation in orders from any of our major customers would lower our revenues. In addition, the acquisition by a third party of one of our major customers could result in the loss of that customer and could disrupt a significant source of revenue.

The majority of our customers are located in Egypt and Malaysia, which accounted for 83% of revenue for the year ended June 30, 2001, and if we do not successfully address issues related to international sales, our revenues may decrease.

    Our customer base consists of telecommunications service providers around the world, concentrated mostly in Egypt and Malaysia. Telecommunications and the requirement for related services are ever increasing around the world especially due to the increased demand for wireless and internet services. Although we have minimal assets outside of the United States, our customer sales in Egypt and Malaysia accounted for 83% of our revenue for the year ended June 30, 2000. International sales, however, also involve possible longer account receivable payment cycles and unexpected changes in regulatory requirements, including royalty and withholding taxes. Any possible world event, civil unrest, cancellation of orders, delay of orders or possible restriction of import/export by governments may negatively impact us and may lead to loss of revenue.

We derive most of our sales from customers in Egypt and Malaysia and are subject to the risks of doing business in foreign countries and may not be fully capable of insuring or otherwise mitigating our losses in these countries.

     Since our revenues depend, in large part, on customer sales in Egypt and Malaysia, we are subject to inherent political and business risks that have a potential of impairing these operations and against which we may not be fully capable of insuring or otherwise mitigating, including uncertainties associated with:

    .   currency exchange rate fluctuations;
    .   economic and political instability;
    .   currency repatriation;
    .   expropriation; and

    .   unexpected changes in regulatory requirements.

     If any of above events occur, our sales revenue derived from these customers could be affected.

     We make sales to customers in emerging countries, including Egypt and Malaysia. We may continue to expand our presence in certain emerging markets. Operating in emerging markets subjects us to inherent risks and uncertainties. Emerging markets are typically more volatile and less developed commercially and politically than markets in the United States or Western Europe. In the past, these countries have experienced sharp downturns in demand, high inflation or other economic instability. Malaysia experienced severe economic crises from 1997 to 1999. Economic deterioration in these countries could adversely affect our financial condition or results of operations. In addition, political instability in certain countries in the Eastern Mediterranean region could restrict our ability to make sales in these regions.

Exchange rate fluctuations in Egypt and Malaysia could negatively affect our financial condition through the amount of our revenues from international customers.

     We are subject to the risks of currency and exchange rate fluctuations. A substantial portion of revenue is earned in foreign currencies on a United States dollar pre-converted equivalent basis. Fluctuations in currency exchange rates can affect, on a United States dollar conversion basis, the amount of our revenue from international operations. We may not be able to offset these fluctuations by hedges or to enter into hedge contracts on terms acceptable to us. For example, it is currently not possible to hedge our investments in Malaysia due to exchange control restrictions. Such restrictions and currency fluctuations could have an adverse effect on our business.

We are dependent on two products to generate revenues to fund our business and operations and have declining resources allocated to the development of new products.

    Our product line is composed of two software systems for managing telecommunications networks. Our primary product is Telynx Version 2, and we rely on this product and updates to this product for all of our sales revenue. Because we have limited resources, we must restrict our product development efforts to two products and operating systems. These efforts may not be successful or, even if successful, any resulting products or operating systems may not achieve market acceptance. As a result, if we misjudge the market for or are delayed in the production of a particular product, our revenues will be adversely effected.

    Additionally, we can not guarantee the success of any newly introduced product including Revenue Assurance. Therefore, we may be forced to absorb the cost of developing that product without a return of our expenses. Though we have limited resources, our strategy is to achieve market acceptance on our current products, and diversify into other complementary products which will meet customer expectations and enhance return for our current stockholders.

Our success depends on our ability to attract, retain and motivate management and other personnel, and the loss of these personnel would harm our ability to increase revenues.

    Our success depends in large part on the continued service of our management and key personnel, including Ali Al-Dahwi, our Chairman, President and Chief Executive Officer, and Scott Munden, Chief Operating Officer and Chief Technology Officer. Their industry knowledge, market expertise, market recognition, and standing relationships are critical to our ability to achieve market penetration. Competition for qualified personnel in the software systems market is intense, and there are a limited number of persons with knowledge of, and experience in, this industry. We have entered into an employment agreement with Mr. Al-Dahwi, but have no key man life insurance coverage on him. Any of our other executive officers may terminate their employment with us at any time. The loss of services from one or more of our management team or key personnel could have a material adverse effect on our business, financial condition and operating results. Although we currently experience relatively low rates of turnover for our management team and key personnel, the rate of turnover may increase in the future. Our continued ability to compete effectively in our business depends on our ability to attract, retain and motivate these individuals.

We may not be able to protect and enforce our intellectual property rights.

    We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Presently, we have no patents, no patent applications on file, and have no intent to file patent applications in the near future. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners, and license agreements with respect to our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our products is difficult and, although we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem.

    In selling our products, we rely on both signed license agreements and "shrink wrap" licenses that are not signed by licensees and which, therefore, may be unenforceable under the laws of some jurisdictions. In addition, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. The protection of our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around any of our intellectual property rights.

    We are not aware that any of our products infringe the proprietary rights of third parties. However, third parties may claim such infringement by us with respect to current or future products. We expect that software product developers will increasingly be subject to such claims as the number of products and competitors in our industry segment grows and the functionality of products in the industry segment overlaps.

Rights of various holders of our equity to acquire shares of Class A common stock may dilute the future value of the Class A common stock.

    As of July 31, 2001, there were outstanding a total of 500 shares of our Series B convertible preferred stock. These Series B shares presently are convertible, at any time at the option of their holders, into an aggregate of 125,000 shares of our Class A common stock. These shares of preferred stock also have anti-dilution protections, which could make them convertible into additional shares of Class A common stock. Also at July 31, 2001, there were outstanding no shares of Series C convertible preferred stock. Additionally, as of July 31, 2001, employee options to purchase 15,050,000 shares were outstanding. As of July 31, 2001, there are also warrants to purchase up to 2,392,500 shares of our Class A common stock exercisable at ranges between $1.58 to $0.02 per share.

We have and may in the future issue additional preferred stock which could adversely affect the rights of holders of our Class A common stock.

    Our board of directors has the authority to issue up to 1,000,000 shares of our preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. We presently have outstanding 500 shares of Series B convertible preferred stock and no shares of Series C preferred stock. Preferred stockholders could adversely affect the rights of holders of Class A common stock by:

    . exercising voting, redemption and conversion rights to the detriment of the holders of Class A common stock;

    . receiving preferences over the holders of Class A common stock regarding or surplus funds in the event of our dissolution or liquidation;

    .   delaying, deferring or preventing a change in control of our company;
        and

    . discouraging bids for our Class A common stock at a premium over the market price of the Class A common stock.

We expect to experience volatility in our share price, which could negatively affect your investment, and you may not be able to resell your shares at or above the offering price.

    The price you pay in this offering may vary from the market price of our Class A common stock after the offering. If you purchase shares of Class A common stock, you may not be able to resell those shares at or above the offering price. The market price of our Class A common stock has fluctuated significantly in the past and we expect that our Class A common stock price will fluctuate significantly in the future due to:

    . any deviations in our net revenues, gross margins or net losses from levels expected by securities analysts;

    .   changes in financial estimates by securities analysts;

    . changes in market valuations of other companies in the same or similar markets; and

    .   future sales of common stock or other securities.

    In addition, the OTC Bulletin Board Market has experienced extreme volatility that has often been unrelated to the performance of particular companies. Future market fluctuations may cause our stock price to fall regardless of our performance.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions.

    In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to Telynx, our business or our management, are intended to identify forward-looking statements.

    In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                 USE OF PROCEEDS

    We will not receive any part of the proceeds from the sales of these shares of our Class A common stock. We have received the sale price of any convertible notes or warrants that were issued to the selling shareholders. All such proceeds have or will be used by us for general corporate purposes.

                                 DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings for the development and operation of our business. Therefore, we do not anticipate paying cash dividends on our capital stock in the foreseeable future. Any future dividends will be at the discretion of our board of directors.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

    Our Class A common stock is traded in the OTC Bulletin Board Market. On October 1, 2001, the closing sales price of the Class A common stock was $0.01 per share.

    Prices below may not be actual representations of daily trading ranges. The bid quotations represent interdealer prices, without adjustment for retail markup, markdown or commission and may not necessarily represent actual transactions. The table below sets forth the quarterly high and low closing sales prices for the Class A common stock in the period from July 1, 1998 through October 1, 2001:

                                      PRICE PER SHARE   PRICE PER SHARE(1)
                                      ---------------   ------------------
                                       HIGH      LOW     HIGH      LOW
                                       ----      ---     ----      ---
YEAR ENDED OCTOBER 31, 2001(2)
Transition period 7/1/00-10/31/00 .   $0.400   $0.150   $0.800   $0.300
First quarter .....................    0.160    0.024    0.320    0.048
Second quarter ....................    0.034    0.010    0.068    0.020
Third quarter .....................    0.025    0.008    0.050    0.015
Fourth quarter through ............    0.010    0.003    0.020    0.006
10/1/01

YEAR ENDED JUNE 30, 2000

First quarter .....................   $1.437    0.625    2.875    1.250
Second quarter ....................    0.875    0.187    1.750    0.375
Third quarter .....................    3.250    0.187    6.500    0.375
Fourth quarter ....................    1.156    0.281    2.312    0.570

YEAR ENDED JUNE 30, 1999

First quarter .....................   $1.060   $0.500   $2.125   $0.875
Second quarter ....................    0.630    0.250    2.250    0.500
Third quarter .....................    0.500    0.130    1.000    0.250
Fourth quarter ....................    2.440    0.190    5.750    0.375

* As of July 31, 2001, there were approximately 275 holders of record of our Class A common stock.

----------
(1) As adjusted to reflect a 1-for-2 reverse stock split effected by us on June 4, 2001.
(2) In November 2000, we changed our fiscal year-end to October 31, from June
    30.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    On September 6, 2000, Grant Thornton LLP resigned as our independent accountants.

    In connection with the audits of our financial statements for each of the two fiscal years ended June 30, 1999 and June 30, 1998, and during the most recent interim period preceding Grant Thornton LLP's resignation, there were no disagreements between Grant Thornton LLP and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton LLP, would have caused it to make reference to the subject matter of the disagreement in connection with the change in accountants.

    BDO Seidman, LLP was retained as our new independent accountants. The decision to engage BDO Seidman, LLP as our accountants was approved by our Board of Directors.

    During the last two fiscal years and the subsequent interim period to the date of this prospectus, we did not consult BDO Seidman, LLP regarding any of the matters or events set forth in Item 304(a)(2) of Regulation SB-2.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the related notes included elsewhere in this prospectus. The selected statement of operations data for the periods from July 1, 1998 through June 30, 2000 are derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated financial data for the four month period ending October 31, 2000 and 1999, along with the nine month period ending July 31, 2001 and 2000, and the selected balance sheet date as of July 31, 2001, are derived from our unaudited financial statements, which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements. The results for the nine months ended July 31, 2001 and 2000 and the four months ended October 31, 2000 and 1999 may not be indicative of the results for the full year.

                                       YEAR            YEAR         FOUR MONTHS       FOUR MONTHS      NINE MONTHS     NINE MONTHS
                                      ENDED           ENDED            ENDED             ENDED            ENDED           ENDED
                                  JUNE 30, 2000   JUNE 30, 1999   OCT. 31, 2000(1)  OCT. 31, 1999(1)  JULY 31, 2001   JULY 31, 2000
                                  -------------   -------------   ----------------     ---------      -------------   -------------
                                                                    (UNAUDITED)       (UNAUDITED)      (UNAUDITED)     (UNAUDITED)
STATEMENT OF OPERATIONS DATA:

Total revenue ............      $    983,000    $    823,000    $    352,000       $    272,000       $    556,000    $    789,000

Gross profit .............           719,000         537,000         245,000            152,000            409,000         645,000
Loss from continuing
  operations .............        (5,385,000)     (9,002,000)     (1,686,000)        (1,594,000)        (4,874,000)     (3,501,000)
Loss from discontinued
operations ...............                --      (1,013,000)             --                 --                 --              --
Basic and diluted net loss
  per common share(2) ....             (0.76)          (5.60)          (0.07)             (0.07)             (0.80)          (0.30)
Weighted average shares
  Outstanding(2) .........         7,095,483       1,787,230      22,502,458          1,993,015         74,973,086      11,764,338


                                                              JULY 31, 2001
                                                              -------------
                                                               (UNAUDITED)
BALANCE SHEET
DATA:
Cash and cash equivalents ..............................       $   143,000
Working capital deficit ................................        (4,487,000)
Total assets ...........................................           742,000
Total stockholders' deficit ............................        (4,763,000)

--------------
(1) In calendar year 2000, we changed our fiscal year-end from June 30 to October 31.
(2) Share and net loss per common share reflect the June 4, 2001 1-for-2 reverse stock split retroactive to the beginning of all periods presented.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

OVERVIEW

    We deliver software and services for the specific purpose of managing telecommunications networks. Our primary target customers are telecommunications service providers. Our software and services are designed to create accurate electronic models of the network infrastructure and assist in the provisioning of new telecommunications services. The key value proposition of our products and services is the impact on a service providers provisioning interval. This is a key metric used by a provider to determine their cost of providing service and their ability to provide a wide range of services in a timely fashion.

    We design and market a line of software products and related services to telecommunications service providers. Specifically, our software is designed to be an integral part of the operations support system environment of telecommunications service providers. Our software is designed to track inventory, provision new telecommunications service, and provide a tool for managing network bandwidth. While the software is designed to manage telecommunications service provider networks, it can also be used to track and manage any network. Our services relate to the implementation of our software and the general consulting surrounding network management.

    We have leveraged our relationship with key industry players such as Hewlett Packard in order to gain penetration in the marketplace. Specifically, individual long standing relationships in international markets have produced business for us in the Middle East as well as in the Far East. The first two years of product revenue for us were derived in large part from these sources. Additionally, we have made significant investment in participating with industry forums such as the Telemanagement Forum to further our position in the domestic market. These forums provide industry standards, direction, and catalyst function to the market in general. Telynx has participated for two years in these activities. In combination, these two strategies have leveraged our market awareness.

    Acquisition of Cambio Networks, Inc. On September 14, 1998, we acquired Cambio Networks, Inc. Under the terms of the agreement and plan of merger, Cambio Networks' shareholders received an aggregate of 619,421 shares of our Class A common stock representing approximately 32.3% of the outstanding Class A and Class B common stock. Immediately following the acquisition of Cambio Networks in September 1998, we implemented a restructuring plan involving the closing and relocating of our headquarters from Bellevue, Washington to an existing office in Dallas, Texas. In addition, we moved our research and development offices to El Paso, Texas and assimilated our finance and accounting functions into our existing capabilities in Emeryville, California and subsequently to El Paso, Texas. We maintained our domestic sales and service offices in Parsippany, New Jersey until their closure in December 1998. The Dallas, Texas office was closed in January 2001.

    In an effort to consolidate offices within our operations, finance and administrative functions, our domestic sales and services office was relocated to El Paso, Texas. Internationally, we have sales executives in London, England and Cairo, Egypt. No material costs were incurred in connection with these consolidation efforts.

    Disposition of Healthcare Operations. On February 2, 1999, we entered into an agreement with Imperial Loan Management Corporation whereby we transferred all of the issued and outstanding stock of our discontinued healthcare subsidiaries to Imperial. As part of the agreement, Imperial will use its best efforts to liquidate each of the subsidiaries, settling outstanding obligations and collecting all amounts due. We remain a guarantor of the subsidiaries' outstanding indebtedness consisting of amounts loaned to us and these subsidiaries by Imperial, in an amount of approximately $678,000 as of April 30, 2001. We are entitled to receive one-half of any amounts remaining after payment of the Imperial loans and expenses. We consider the realization of the remaining assets to be unlikely and, therefore, we have fully written off such assets. All other material obligations of the subsidiaries have been settled except for the loans from Imperial. Under our agreement with Imperial, they are required to provide us with quarterly reports with respect to Imperial's progress in liquidating the assets that we transferred to them. Imperial could claim that we are in default of the loans and elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. We would not agree with such claim and would assert that Imperial has breached our agreement by failing to provide the required quarterly reports and failing to use its

"best efforts" to sell the liquidation assets. However, if we are found to be in default under the agreement, such default could have a material adverse effect on our ability to continue as a going concern.

GOING CONCERN OPINION

    Our independent certified public accountants' report on our consolidated financial statements for the year ended June 30, 2000 contains an explanatory paragraph regarding our ability to continue as a going concern. Among the factors cited by the accountants that raised substantial doubt to our ability to continue as a going concern are our continued recurring losses incurred by us from operations. The accountants state that our ability to continue as a going concern is subject to the attainment of profitable operations or our seeking additional funding through various financing arrangements. We have developed a plan to achieve profitability and allay doubts as to our ability to continue as a going concern. This plan includes: (1) increased marketing of our existing products to increase sales; and (2) utilizing long term financing through various financing arrangements, other than our former equity line.

RESULTS OF OPERATIONS

NINE MONTHS ENDED JULY 31, 2001 AS COMPARED TO NINE MONTHS ENDED JULY 31, 2000

    In the fiscal year 2000, our business plan was centered around rebuilding our product and gearing up our operations for delivery and sale. The business model was based on obtaining increased funding for our operations, the proceeds of which would provide for the increased cash flow required to cover additional expenses of human resources and operating capital in these efforts. Moving into fiscal year 2001, this plan was dramatically modified due to market and economic conditions causing a lag in anticipated revenue stream. The increase in expenses for the nine months ended July 31, 2001 versus the nine months ended July 31, 2000 is a direct correlation to increases in expenses of building the business model during the first six months of the year offset by a turnaround and decreases in the following three months related to cost containment and reduction in workforce implemented in March 2001.

    Revenues. For the nine months ended July 31, 2001, revenues were down 30% from $789,000 in 2000 to $556,000 in 2001. The decrease for the nine months was mainly attributable to a reduction of software sales and installations of $454,000 offset by increased maintenance revenue of $221,000 for this nine-month period versus last period. This lag in revenues was attributed to several factors. As previously stated, our business plan was structured to build the business based on a model of increased funding. While funding was secured for operations, additional funding was held back due to market conditions. This affected our growth strategy as well as the anticipated revenue increase in the domestic market. Our business model did accommodate for growing international business. Procuring business of this nature generally takes longer to cultivate. In addition, while our business model was scaled back to reflect current market conditions, domestic sales efforts have continued while the market remains slow in the telecommunications sector.

    Cost of Revenues. Cost of revenues increased slightly by 2% from $144,000 for the nine months ended July 31, 2001 to $147,000 for the nine months ended July 31, 2000. The increase is mainly attributable to increased cost of sales related to software sales and maintenance of $15,000 and $46,000, respectively, offset by reduced cost of consulting services of approximately $58,000.

    Gross Margin. Gross margin decreased from 81.7% for the nine months ended July 31, 2000 to 73.6% for the nine months ended July 31, 2001. The decrease was mainly attributable to reduced software sales and installations revenues for the nine months ended July 31, 2001 by approximately $454,000 with slightly higher cost of sales related to those revenues offset by increased maintenance revenue of $221,000 with lower cost of sales incurred for those services.

    Sales and Marketing. For the nine months ended July 31, 2001, sales and marketing costs were up 5% from $729,000 in 2000 to $763,000 in 2001. The increase for the nine months was primarily related to additional sales and marketing personnel costs of approximately $106,000 primarily offset by cost savings of reduced travel costs of approximately $64,000 for this nine month period versus the comparable nine month period last year. The increase in expense was associated with increased hiring during the first six months of the year versus workforce reductions and cost containment measures implemented in March 2001. We implemented strategic restructuring of the sales and marketing focus that we intend to result in increased sales with minimal costs to us, thereby increasing our operational efficiency. We have implemented a plan to reduce costs while maintaining market momentum in producing revenue. This is being accomplished by restructuring the organization to focus key resources more in the sales and marketing area, relying on external sources for lead production, and direct executive involvement in our sales effort. The reduction in workforce effected March 2001 has had the desired effect both on operational costs as well as refocusing sales efforts.

    Services. For the nine months ended July 31, 2001, services expenses costs were up 45% from $311,000 in 2000 to $452,000 in 2001. This increase is primarily attributable to additional personnel costs of approximately $160,000 offset by miscellaneous operating cost reductions of approximately $19,000 for this nine month period versus the comparable nine month period last year. In addition to additional personnel, during the previous period, much of the service work required was done in-house versus on-site. This in-house cost was absorbed by the Company and was not reimbursed as a billable cost from the client. As our projects progress beyond their initial development stage, more direct involvement is required in their implementation. The costs of sending our personnel to service new installations are negotiated with the customer as part of our contract with the customer. Those costs are billed to the customer as installation costs and reflected as a component of cost of goods sold.

    Research and Development. For the nine months ended July 31, 2001, research and development costs were up 54% from $401,000 in 2000 to $619,000 in 2001. For the nine month period, the increase was mainly attributable to additional hires of personnel. Compensation cost increased by approximately $133,000 and recruitment of personnel cost increased by approximately $11,000. Additional cost increases associated with research and development was travel related costs of approximately $102,000. Our engineering group located in El Paso was doubled in size and another engineering operation was established in Houston, Texas, with the addition of two engineering resources. These increased costs were incurred during the first six months of the year and were partially offset subsequently by our cost containment program and reduction in workforce implemented in March 2001.

    General and Administrative. For the nine months ended July 31, 2001, general and administrative costs were down 7% from $2,635,000 in 2000 to $2,449,000 in 2001. For the nine month period, the decrease was mainly attributable to cost savings in outside professional fees of approximately $500,000, and other miscellaneous expenses of approximately $102,000 offset by increased compensation costs of approximately $91,000, and increases in travel costs by approximately $25,000. Included also is a settlement of open payable litigation issues for approximately $170,000 versus a gain on settlement in the prior period of approximately $130,000.

    Interest. Interest expense increased $921,000 for the nine month period ended July 31, 2001 versus July 31, 2000. The increase is primarily attributable to the beneficial conversion feature of the convertible notes issued in accordance with the Financial Accounting Standard Board's EITF's Statement 00-27 and 98-5.

FOUR MONTHS ENDED OCTOBER 31, 2000 AS COMPARED TO FOUR MONTHS ENDED OCTOBER 31, 1999:

    Revenues. For the four month period ending October 31, 2000, revenues increased 29% from $272,000 for the four months ended October 31, 1999 to $352,000 for the four months ended October 31, 2000, an increase of approximately $80,000. The increase was mainly attributable to increased sales of our software of approximately $313,000. Maintenance revenue decreased approximately $31,000 and billings to customers for installation services decreased approximately $202,000. Cost of revenues decreased 11% from $120,000 for the four months ended October 31, 1999 to $107,000 for the four months ended October 31, 2000. This decline in costs is mainly attributable to reduced costs associated with maintenance and services of $96,000, partially offset by increased costs of software sales of $83,000. The decrease is attributable to the percentage of revenue represented by software versus services where the margin is much higher in software.

    Gross Margin. Gross Margin increased from 56% for the four months ended October 31, 1999 to 70% for the four months ended October 31, 2000. The increase was attributable to higher software sales for the four months ended October 31, 2000 with lower costs of sales associated versus no software sales for the four month ended October 31, 1999.

    Sales and Marketing. For the four month period ending October 31, 2000, sales and marketing expenses decreased 8% from $422,000 for the four months ended October 31, 1999 to $387,000 for the four months ended October 31, 2000. This decrease is mainly attributable to reductions in travel related costs of $2,000, reductions in personnel costs including salaries, benefits and recruitment costs of approximately $5,000 and reduction of general sales and marketing expenses of approximately $24,000.

    Services. For the four month period ending October 31, 2000, services increased 27% from $142,000 for the four months ended October 31, 1999 to $181,000 for the four months ended October 31, 2000. This increase is mainly attributable to increased travel expense from fiscal 1999 to fiscal 2000 of approximately $27,000, general services department expense variance from fiscal 1999 to 2000 of approximately $25,000 offset by cost reductions in payroll salary and benefits of approximately $9,000. As our projects progress beyond their initial development stage, more direct involvement is required in their implementation. The costs of sending our personnel to service new installations are negotiated with the customer as part of the contract entered into with the customer. Those costs are billed to the customer as installation costs and reflected as a component of cost of goods sold. Our services people have on occasion traveled to the prospective customer to help demonstrate a product along with assisting in the sales call, both on site of the customer and also on the phone or through an internet connection.

    Research and Development. Research and development remained relatively constant from $262,000 for the four months ended October 31, 1999, reducing slightly to $253,000 for the four months ended October 31, 2000. The reduction is mainly by cost savings of consultants in the prior year of approximately $13,000 offset by recruitment charges of personnel to be hired of approximately $6,000. There was employee turnover in the organization and subsequent replacement of this personnel caused costs to remain relatively constant between the two periods. This expense category increased over the next six months from historical by additional salary expenses and recruitment charges associated with increased personnel hiring due to the build-up of engineering staff as part of the business plan reflecting significant cost increase moving into the period ending April 2001.

    General and Administrative. For the four month period ending October 31, 2000, general and administrative costs increased 17% from $897,000 for the four months ended October 31, 1999 to $1,050,000 for the four months ended October 31, 2000. This increase is attributable to increase of personnel costs including salaries, benefits and recruitment costs of approximately $49,000, increase of outside professional services of approximately $123,000, and travel related costs of $4,000. Consistent with services and research and development, selected employees within the general and administrative area provide some sales and marketing benefit for our core product.

    Interest. For the four month period ending October 31, 2000, interest expense increased 58% from $38,000 for the four months ended October 31, 1999 to $60,000 for the four months ended October 31, 2000. These increases are representative of additional financing by us this four month period versus the prior four month period ending October 31, 1999.

YEAR ENDED JUNE 30, 2000 AS COMPARED TO YEAR ENDED JUNE 30, 1999:

    Revenues. Revenues increased $160,000, or 19%, from $823,000 for the twelve months ended June 30, 1999 compared to $983,000 for the twelve months ended June 30, 2000. Increases in sales have mainly been reflected by product shipments of netRunner to Hewlett Packard clients in Middle East and Southeast Asia as compared to the prior year. Revenues for the twelve months ended June 30, 2000 were split between sales, services and maintenance, primarily of the netRunner product, compared to revenues for the twelve months ended June 30, 1999 which were split between sales, services and maintenance split between the netRunner, 36% of total sales, and Command products, 64% of total sales. We served as a subcontractor to Hewlett Packard in these engagements and provided parts of the service where Hewlett Packard was providing a broader solution to the client. We have worked with partners such as Hewlett Packard in selling our products either directly to their customer or through bundling our products with other products and selling the combined product as a package to the end customer. Although we have found these relationships to be beneficial, we are increasing our own sales initiative teams to increase our operating efficiencies. Because netRunner is our new product, and because of liquidity difficulties, the launch and marketing activities of the netRunner product were severely constrained which resulted in poorer sales performance and market penetration than what we projected for the twelve months ended June 30, 2000. The increase in revenue is directly attributed to the strategic relationship with Hewlett Packard and the business leveraged as a result of this relationship. For the 12 months ended June 30, 2000, sales of our netRunner product line fared much better than the prior twelve month period ended June 30, 1999.

    Cost of revenues declined from $286,000 for the twelve months ended June 30, 1999 to $264,000 for the twelve months ended June 30, 2000. The decline is attributable to the reduced cost of sales related to the shipments of the netRunner product in fiscal 2000 as compared to higher costs of revenue associated with the Command product mainly in fiscal 1999. As mentioned above, the Command product made up 64% of revenues in the twelve months ending June 30, 1999 but negligible revenues in the twelve months ending June 30, 2000.

    Gross Margin. Gross Margin increased from 65% in 1999 to 73% in 2000 due to the change of mix in products sold. The increase in margin from 1999 to 2000 is representative of the higher margin provided by the netRunner product with a higher gross margin mark-up whose sales grew in 2000 and the drop in sales of the Command product with a lower gross margin mark-up.

    Sales & Marketing. Sales & Marketing costs increased $876,000, or 358%, from $245,000 for the twelve months ended June 30, 1999 compared to $1,121,000 for the twelve months ended June 30, 2000. The increase in sales & marketing cost is represented in additional selling expense related to increased personnel cost of approximately $334,000, increased travel related sales cost of approximately $84,000 along with other departmental marketing costs making up the balance.

    Services. Services costs increased $207,000, or 97%, from $214,000 for the twelve months ended June 30, 1999 compared to $421,000 for the twelve months ended June 30, 2000. The increased service costs is represented in additional personnel cost of approximately $134,000, general expenses of $99,000 offset by a reduction of travel related service costs of approximately $26,000.

    Research & Development. Research and development costs increased $314,000 or 112% to $594,000 for the twelve months ended June 30, 2000 compared to $280,000 for the twelve months ended June 30, 1999. The increase in the research and development department represents additional staff and outsourced engineering and development costs related in our product development, netRunner.

    Net loss from continuing operations decreased $3,617,000, or 40%, from $9,002,000 for the twelve months ended June 30, 1999 compared to $5,385,000 for the twelve months ended June 30, 2000. The decrease was primarily the result of fiscal year 1999 write-off of goodwill for $4,850,000 originally recorded as part of the acquisition of Cambio Networks. The subsequent write off of this goodwill was taken in response to the inability of the primary product of Cambio Networks, Command, to maintain its place in the market without a major upgrade and the prohibitive cost of such an upgrade. We withdrew the Command product from the marketplace in the fourth quarter of fiscal year 1999 and decided to write off the goodwill associated with the Command product. Also included in the twelve months ended June 30, 2000 is approximately $1,000,000 compensation expenses associated with issuance of stocks, options and warrants to employees and warrant holders at reduced offering prices compared to current market price.

    General and Administrative. General and administrative costs remained consistent, from fiscal year 2000 to 1999. Sales and marketing increased $876,000 in fiscal year 2000 as a direct result of activities geared at increasing market exposure and generating revenue. These included partner participation activity and sales staffing activity. Services increased $207,000 in fiscal year 2000 as a direct result of staffing increased to accommodate delivery of customer project. Research and development costs increased approximately $314,000 from $280,000 for the twelve months ended June 30, 1999 to $594,000 for the twelve months ended June 30, 2000 as a direct result of modification to the netRunner product.

    Interest. Interest income increased approximately $11,000 from $13,000 for the twelve months ended June 30, 1999 to $24,000 for the twelve months ended June 30, 2000. Interest expense increased approximately $32,000 from $66,000 for the twelve months ended June 30, 1999 to $98,000 for the twelve months June 30, 2000. The increase in interest expense is mainly representative of additional financing by us in fiscal 2000 versus fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

    We raised cash of $3,000,000 in convertible notes, assigned $0 value of warrants as they were of diminimus value, and assigned a discount based on the intrinsic value of the beneficial conversion cost of $1,758,000. Against those notes, $1,672,000 of notes were converted into common stock, offset by discounts amortized and written off from conversion of $890,000 for a net book value at July 31, 2001 of $460,000.

    Since the beginning of 1999, we have been challenged in raising financing to support our operations as we have undergone a transformation of moving from the Command product offering to our netRunner product and subsequently to Telynx Version 2. Included with the operational challenges of the new product, we have the added responsibility of old debts and obligations from the past. We have used private placement offerings of our common stock to provide the capital required to meet our daily operating requirements. Also, in July 2000, we entered into a $17 million credit facility with certain investors whereby they agreed to purchase promissory notes convertible into our Class A common stock. Through July 31, 2001, we have issued promissory notes of approximately $3,600,000 as described more fully below. As shown on the balance sheet at July 31, 2001, we have convertible notes payable of approximately $1,328,000 exclusive of discounts, $812,000 payable to investors and stockholders, $678,000 notes payable of discontinued operations along with various accounts payable and accrued expenses of over $3,500,000. Although we are generating revenues, they have not been sufficient to satisfy our current on-going cost structure. We anticipate needing approximately $250,000 a month in additional financing beyond our current revenue stream to sufficiently cover our operating budgetary requirements for the next six months. Thereafter, we anticipate that operating revenues should be sufficient solely to cover our daily operating needs.

    Consistent with Financial Accounting Standard Board Emerging Issues Task Force Issue 98-5 on convertible instruments, we recorded a discount against notes based on a beneficial conversion feature relative to a fixed percentage conversion price of 78% based on a range of stock prices in the future. We record discount as a charge against Notes Payable and a credit to Additional Paid In Capital. The discount is amortized as a charge against income as interest expense over the term of the note. Unamortized portions of the discount are charged against income as the notes are converted. Through July 31, 2001, the discount of the exercise price has been approximately $1,758,000 on $3,000,000 of notes payable as calculated by dividing the fair value at commitment date of issuance divided by the conversion price applicable on the issue date giving the number of shares available at that period of time. This number of shares at note issuance is multiplied by the difference of stock price at issuance less the exercise price to derive the discount value to be booked.

    The use of cash of $2,694,000 for the nine months ended July 31, 2001 was primarily composed of a net loss of $4,874,000, partially offset by expenses settled by payments in Class A common stock of $229,000, interest expense on beneficial conversion of debt of $899,000 and increases in accounts payable and accrued expenses of $1,102,000. This use of cash in our operating activities of $2,694,000 for the nine months ended July 31, 2001 is compared to $1,977,000 for the nine months ended July 31, 2000, which was primarily composed of net losses of $3,501,000 for the nine months ended July 31, 2000, mainly offset by expenses settled by payments in Class A common stock of $1,536,000 and a slight cash flow decrease in operating assets over liabilities of approximately $78,000 for the nine months ended July 31, 2000.

    During the nine months ended July 31, 2001, we made capital expenditures mainly in software and computer/network equipment totaling $16,000 versus $28,000 of capital expenditures made for the same period last year.

    The financing activities during the nine months ended July 31, 2001 consisted of proceeds from the issuance of our common stock of approximately $145,000 versus $1,287,000 for the nine months ended July 31, 2000. We had proceeds from notes payable to stockholder of $67,000 for the nine months ended July 31, 2001 versus $245,000 for the nine months ended July 31, 2000. We had proceeds from the issuance of convertible debt debentures of $2,600,000 for the nine months ended July 31, 2001 versus $880,000 for the nine months ended July 31, 2000. During the nine month period, we recorded the non cash redemption of convertible debt debentures and related interest of approximately $2,057,000 which was converted into our common stock.

    On July 27, 2000, we issued $1,000,000 in principal amount of convertible notes bearing interest at 6% which are convertible into our Class A common stock at the option of the holders. On December 19, 2000, our registration statement on Form SB-2 was declared effective by the SEC thereby allowing for the conversion of the notes and raising of additional funding proceeds. On December 29, 2000 and January 12, 2001, we issued additional $150,000 convertible notes each month at 6% interest under this financing. In February and March 2001, we issued additional convertible debt of $250,000 each month in principal amount of convertible notes bearing interest at 6% per annum. Furthermore, for the three months ending July 31, 2001, we issued $1,200,000 in principal amount of convertible notes bearing interest at 6% per annum. We anticipate drawing down on the credit line, to the extent permitted, as the funds become necessary.

    On January 19, 2001, we issued $350,000 in principal amount of convertible notes bearing an interest rate of 8% which were converted into 8,000,000 shares of our Class A common stock at the holder's option during the three months ended April 30, 2001. Also, during the three months ended April 30, 2001, we received advances from the same subscriber of $250,000 which are convertible into approximately 5,714,000 shares of our Class A common stock.

    Though we have recorded negative operational cash flow during the past two years while developing our core product, this product is now commercially available. During the promotion of our new product, we have received a favorable response in the industry and from our core customer base. This has resulted in increased sales pipeline projections that we anticipate will provide us with much needed sales revenue thereby increasing our ability to continue as a going concern. Our sales pipeline is the number of proposals or target accounts on which we actively pursue sales. Our fixed cost base is low, and we anticipate that the negative operational cash flow will turn positive as the forecasted sales materialize providing profitability. Therefore, we believe that our current negative operational cash flow is temporary and will be alleviated by increased sales of our products. However, there can be no assurance that sales will increase or additional capital will be available on terms favorable to us. If adequate funds are not available to us, our operations would be impaired, including any operational efficiencies to provide our client base with superior services and performance. In the high tech telecommunications industry in which we compete, quality and efficiency is highly important to our competitive advantage and our ability to grow our business. As a result of the above conditions, our most recent audited financial statements contained a going concern opinion issued by our accountants.

    In the first three months of fiscal year 2001, we entered into a $17,000,000 equity line financing for the next three years. This equity line has been terminated. Under our former equity line agreement, the selling shareholders agreed to purchase from us the convertible notes exercisable at our option. The notes bear interest at 6% and are convertible into Class A common stock at the option of the noteholder. See the discussion under the section entitled "Equity Line of Credit" later in this prospectus.

    The aggregate amount of capital equity that we have raised since June 30, 2000, the end of the last fiscal year, has been approximately $770,000. These financings have been raised through private placements to various qualified investors.

    On June 1, 2001, our shareholders met and voted for a 1-for-2 reverse stock split. On January 4, 2001, we effected the reverse stock split and the historical financial statements have been adjusted.

    Our marketing activities have grown as our sales pipeline of active accounts also grows. Our sales pipeline is the number of prospects or target accounts on which we actively pursue sales. Active prospects represent those targeted accounts in the pipeline that have been qualified for purchasing our product and are in a 12 month buying cycle. This in no way assures our securing business from these accounts, but simply represents the revenue opportunity available to us. We have increased our active prospect list from 7 to over 30 active accounts and our sales pipeline has increased from 60 to over 900 individual account contacts. While these increases provide no guarantees relative to revenue production, they are positive indicators of our prospects for the balance of the fiscal year. In fiscal year ended June 30, 1999, we had no U.S. customers and in fiscal 2000, we had two U.S. customers, Broadband Now and Avista (symbol AVA), one of which we delivered our products for in fiscal year ended June 30, 2000 and the other delivered product in the month ending January 31, 2001. We anticipate further orders from the same two customers.

    Additionally, we have committed resources to localize our products to the Japanese and Chinese languages after negotiations with our strategic partners and potential clients. The localized product assures that we are in a unique position among all of our competitors to address the needs of Japan, Korean and Mainland China markets. Most of our competitors do not yet have significant presence in these markets. Our existing strategic relationships, and a localized version of the product, should ensure our ability to take a market lead in these areas. The product should be ready by mid 2002 with anticipated sales soon after that.

    We are a party to an agreement dated February 2, 1999 with Imperial. The primary subject matter of the agreement concerns the liquidation of assets transferred from us to Imperial and the use of those liquidation proceeds as payment of two outstanding loans between Imperial and us and our wholly owned subsidiary.

    The agreement required us, among other things, to pay fees to Imperial for the liquidation of assets transferred to Imperial, pay interest to Imperial on the outstanding principal balance of the loans, and to pay the remaining outstanding principal balance on the loans on February 1, 2000, if liquidation proceeds had not already satisfied the loans. Imperial's obligation under the agreement, among other things, was to liquidate the assets transferred to Imperial (consisting primarily of medicare related receivables of the company's former medical business), apply the proceeds of said liquidation to pay down the outstanding loan balances, and to provide quarterly reports to us with respect to Imperial's progress in liquidating the assets transferred from us to Imperial.

    By letter dated August 16, 1999, we notified Imperial that Imperial was in breach of the agreement by virtue of the fact that Imperial had not provided quarterly reports for the quarters ended March 31 and June 30, 1999. We further advised Imperial that we would discontinue paying any additional funds to Imperial until this breach was cured. In late September 1999, Imperial subsequently provided reports for the quarters ended March 31 and June 30, 1999. Since then, no additional quarterly reports have been provided by Imperial as required under the agreement. Additionally, through discussions with Imperial and pursuant to the reports provided, it appears that Imperial has liquidated only $80,000 of the $1,300,000 in assets transferred to it. Our requests for information documenting why the liquidation process has not been more successful have been ignored.

    Imperial is required under the agreement to use its "best efforts" to liquidate the assets transferred to Imperial. To date, Imperial has provided no documentation that would explain why the assets transferred to Imperial have not been liquidated. We believe that Imperial is in breach of the agreement due to the failure of Imperial to provide the required quarterly reports and Imperial's apparent failure to use its best efforts to collect on the accounts receivable transferred from Telynx to Imperial. Therefore, we believe that we are not in default of our obligations under the agreement by not paying the otherwise required payment of the outstanding principal balance of the loans. Under our agreement with Imperial, they are required to provide us with quarterly reports with respect to Imperial's progress in liquidating the assets that we transferred to them. Imperial could claim that we are in default of the loans and elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. We would not agree with such claim and would assert that Imperial has breached our agreement by failing to provide the required quarterly reports and failing to use its "best efforts" to sell the liquidation assets. However, if we are found to be in default under the agreement, such default could have a material adverse effect on our ability to continue as a going concern.

    We have no commitments for capital expenditures currently outstanding.

    Our operating results could vary significantly from period to period, as a result of a variety of factors including the requisition cycles of our customers, the financial position of our customers and competitive factors. We are not subject to any seasonality factors.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAB") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (July 1, 2000 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Management of the Company has determined that the adoption of SFAS 133 will not have a material effect on the Company's results of operations or its financial position.

    In June 2001, the Financial Accounting Standards Board issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS 142 will require that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001. The Company does not expect adoption SFAS 141 and 142 to affect the results of past transactions. However, all future business combinations will be accounted for under the purchase method, which may result in the recognition of goodwill and other intangible assets, some of which will be recognized through operations, either by amortization or impairment charges, in the future.

EQUITY LINE OF CREDIT

    We entered into a subscription agreement with The Keshet Fund L.P., Keshet L.P., Nesher Ltd., Talbiya B. Investments Ltd. and Esquire Trade & Finance, Inc. on July 27, 2000, and subsequently amended to include Laurus Master Fund, Ltd., for the future issuance and purchase of shares of our Class A common stock. The subscription agreement established what is sometimes termed an equity line of credit or equity drawdown facility. This equity line agreement has been terminated.

    Under a recent SEC Release promulgated in March 2001, our equity line of credit is no longer available as a source of financing for us and has been terminated.

    Pursuant to our former equity line of credit and subject to satisfaction of the conditions set forth below, we sold and issued to the investors under the equity line agreement, from time to time, $2,750,000 of convertible notes. These notes previously issued under our former equity line agreement may be converted at a conversion price equal to the lesser of (1) 85% of the average of the three lowest closing prices of the Class A common stock for the thirty trading days prior to the Closing Date or (2) 78% of the average of the three lowest closing prices of the Class A common stock for the ninety trading days prior to the Conversion Date.

    We are registering pursuant to this registration statement the shares underlying the following convertible notes which have been issued previously under our former equity line. Pursuant to termination of our equity line, no more shares will be issued.

     Date                          Put
     ----                          ---
     July 27, 2000                 $1,000,000
     December 28, 2000                150,000
     January 20, 2001                 150,000
     February 16, 2001                250,000
     March 15, 2001                   250,000
     May 2, 2001                      150,000
     May 13, 2001                     100,000
     May 16, 2001                      30,000

     June 13, 2001                    100,000
     June 19, 2001                    500,000
     June 26, 2001                     70,000
                             ----------------
                                   $2,750,000

    In conjunction with our former equity line of credit, we issued to some of the investors under the equity line agreement warrants to purchase up to 1,995,000 shares of Class A common stock, at an exercise price ranging from $0.024 to $0.56 per share. These warrants may be exercised with various expirations through June 26, 2006. The warrants contain provisions that adjust the purchase price and number of shares issuable to investors under the equity line agreement upon the occurrence of certain events, such as a stock split, reverse stock split, stock dividend, merger, or recapitalization. The investors under our former equity line agreement may effect a cashless exercise of the warrants only in the period prior to the effectiveness of the registration statement of which this prospectus is a part.

    Under our former equity line of credit, we agreed to register the underlying Class A common stock for resale by the investors, which will permit them to resell the Class A common stock from time to time in the open market or in privately-negotiated transactions. We will prepare and file amendments and supplements to the registration statement as may be necessary in order to keep it effective as long as the investors own any of our Class A common stock. We have agreed to bear certain expenses, other than broker discounts and commissions, if any, in connection with the preparation and filing of the registration statement and any amendments to it.

    We paid an aggregate of approximately $275,000 in finders fees and commissions to Alon Enterprises Ltd., Bodie Investment Group, and Libra Finance S.A. in connection with the credit line with Laurus Funds, Ltd.

    The former equity line and corresponding terms have been filed publicly on a Form 8-K dated July 27, 2000 and is incorporated here by reference.

    On July 19, 2001, an additional $250,000 was drawn down pursuant to the terms of our former equity line agreement. In conjunction with this put, an additional $25,000 was paid as a finder's fee. The shares underlying the convertible notes and warrants put to the investors on July 19, 2001 have not been registered pursuant to this registration statement.

                                    BUSINESS

    We design and market a line of software products and related services to telecommunications service providers. Specifically, our software is designed to be an integral part of the operations support system environment of telecommunications service providers. Our software is designed to track inventory, provision new telecommunications service, and provide a tool for managing network bandwidth. While the software is designed to manage telecommunications service provider networks, it can also be used to track and manage any network. Our services relate to the implementation of our software and the general consulting surrounding network management.

    We have leveraged our relationship with key industry players such as Hewlett Packard in order to gain penetration in the marketplace. Specifically, individual long standing relationships in international markets have produced business for us in the Middle East as well as the Far East. The first two years of product revenue for us were derived in large part from these sources. Additionally, we have made significant investment in participating with industry forums such as the Telemanagement Forum to further our position in the domestic market. These forums provide industry standards, direction, and catalyst function to the market in general. Telynx has participated for two years in these activities. In combination, these two strategies have leveraged our market awareness.

    On September 14, 1998, we acquired Cambio Networks, Inc., pursuant to an agreement and plan of merger, dated as of April 3, 1998, as amended by the agreement of amendment, dated as of July 27, 1998. Under the terms of the agreement, Networks' shareholders received an aggregate of 619,421 shares of our Class A common stock representing approximately 32.3% of the then outstanding Class A and Class B common stock. The primary product of Cambio Networks was the Command product. The acquisition of the telecommunications product enabled us to diversify into other operations.

    On October 20, 1998, we changed our name from Meadowbrook Rehabilitation Group, Inc. to Cambio Inc. and in November 2000, we changed our name to Telynx, Inc. Prior to June 30, 1998, we provided outpatient, home health, and traditional acute, sub-acute and post-acute comprehensive rehabilitation services. Since the beginning of the fiscal year ended June 30, 1997, and as a result of poor operating results and poor prospects for growth in their respective markets, our board of directors began to sell our healthcare operating assets. As of June 30, 1998, our assets consisted mainly of cash and accounts receivable.

    On February 2, 1999, we entered into an agreement with Imperial Loan Management Corporation whereby we transferred all of the issued and outstanding stock of our discontinued healthcare subsidiaries to Imperial. Under the terms of the agreement, Imperial will use its best efforts to liquidate each of the subsidiaries, settling outstanding obligations and collecting all amounts due. We remain a guarantor of the subsidiaries' outstanding indebtedness consisting of amounts loaned to us and these subsidiaries by Imperial, in an amount of approximately $678,000 as of April 30, 2001. We are entitled to receive one-half of any amounts remaining after payment of the Imperial loans and expenses. We consider the realization of the remaining assets to be unlikely and, therefore, we have fully written off such assets. All other material obligations of the subsidiaries have been settled except for the loans from Imperial.

    On June 1, 2001, our shareholders met to discuss and vote on a proposal recommended by our Board of Directors related to a 1-for-2 reverse stock split. Shareholders voted for approval of the 1-for-2 reverse stock split and we filed an amendment to the corporation's charter with the State of Delaware and the 1-for-2 reverse stock split was subsequently effective on June 4, 2001.

    Our goal is to become the premier provider of software solutions by providing the telecommunications and wireless communication industries with the highest utilization of their capital and giving our customers competitive advantage in providing new and enhanced services within their markets. We continually strive to broaden our solution offerings to increase market share for our customers by delivering end-to-end turnkey solutions amplifying usability and simplicity designed for end user. Based on estimates from Frost & Sullivan, the total OSS market is estimated at over 16 billion in the year 2002. Inventory/Provisioning represents 3% of this market. We will broaden our offerings into other areas within the space such as service activation and work flow management. This will provide additional market potential for the company in the coming years.

PRODUCTS AND SERVICES

    Telynx offers inventory/provisioning and revenue assurance solutions to the telecommunications market. Telynx solutions are geared at streamlining and reducing provisioning intervals and addressing revenue leakage for telecommunications service providers. The current flagship product Telynx v2, was released in March of 2001 and has met with wide acceptance from the market, partners, and customers.

Product Improvements:

    In September of 2000, a re-engineered version of the original netRunner product was released to market, netRunner CMP v5. Significant time and effort was spent in re-engineering the product to be a completely open and scalable architecture based on industry standards. Scalability and open interfaces are seen as the keys to market penetration moving forward. Version 5 was further enhanced in architecture and was introduced as Telynx v2 in March of 2001. Telynx v2 was very well received in the market by our partners, by prospects viewing the product and by the industry forums we participate in. We use a variety of sources for input into the product direction and functionality. These sources consist of industry forums, telecommunications consultants, customer usage and general industry trends from key periodicals.

    In May of 2001, Telynx announced its new Revenue Assurance offering. Revenue Assurance is a new market space for Telynx, but remains in the OSS Space. Revenue Assurance is the process by which a carrier/service provider validates that it is billing for services provided, accurately rating plans for billing, and assuring that service is properly provisioned. Frost & Sullivan and Deloitte Touche estimated in 1998 and 2000, through their readily available newsletter on the telecommunications industry, that somewhere between 2-12% of revenue is lost due to one of these factors. These reports are available on-line through the respective web sites. Some fees may apply. In times of increasing competition and the need to show clear value differentiation, we believe that our Revenue Assurance offering is a cost-effective solution.

Professional Services:

    Since July 2000, Telynx has continued to engage in services for the Telecom Egypt project. These services relate to additional customization contracted to Telynx by Hewlett Packard. All deliverables against the original contract had been met. Our expertise and quality of deliverables caused HP to continue engaging Telynx for other related services. In January of 2001, Telynx completed and received customer sign-off for the TM Touch Wireless project. The project was officially commissioned with Hewlett Packard and the Customer on May 2, 2001. Telynx has also successfully completed its implementation with Avista Communications. Final project deliverables were completed in June of 2001. Telynx, with its partners, have also begun projects with Ericsson and the City of Toulouse in France. In June of 2001, Telynx announced an initial project with Saudi Telecom for data loading.

MARKETING AND SALES

    Telynx is targeting the telecommunications market with its suite of products and solutions. The telecommunications industry is primarily focused in the area of providing convergent services to the public and private sector. These services include voice, data and multi-media. Telynx's solution offering is positioned to cover the asset management platform that is considered a crucial part of the Operations Support Systems (OSS) area of the telecommunication industry. Providing a system that assists in the areas of network inventory, provisioning, circuit allocation and assignment, as well as bandwidth utilization helps the service providers with faster time to market activity and more reliable service maintenance.

    Our marketing activity is focused on the service providers. This market includes the Regional Bell Operating Company (RBOCs), Competitive Local Exchange Carrier (CLECs), Incumbent Local Exchange Carrier (ILECs), Broadband providers, cellular, Public Telephone and Telegraph (PTTs) and Internet providers. We concentrate our attention on joining the forums in which new strategies are molded and service providers look for guidance. Our involvement in the TMF (Telemanagement Forum) is such an example. Other marketing activities include the joint representation between Telynx and our partners in trade shows and specialized exhibitions.

    The market potential on a global basis for Telynx is significant. There are several factors this growth potential can be attributed to. First, deregulation of telecommunications is occurring on a global scale. This causes significant expansion in the market where previously it was fixed. In addition, the worldwide demand for bandwidth has caused an explosion in infrastructure building. This infrastructure is both wireline based and wireless based. Telynx's sales strategy is both direct and indirect. We will leverage our partner relationship to penetrate markets we currently do not have resources to focus on directly and we are directly targeting the North American, European, Middle Eastern, and Asian markets.

    Product re-engineering and market slowdowns did affect sales in the last 12 months. However, since the introduction of Telynx v2, the Company has increased its overall sales pipeline to 900 accounts and its business forecast by over 30 accounts. The sales pipeline in this case is defined by the number of accounts that have been identified for targeting. Forecast in this case indicates the number of accounts that have been qualified as revenue opportunities for the Company. The Company has not released any revenue projections for the current fiscal year ending October 31, 2001. The Company does anticipate significant performance increases in revenue in the last two fiscal quarters over the first two fiscal quarters.

PARTNERSHIP AND ALLIANCE

    The market requires that we have both a competitive and a collaborative strategy. The industry is driving the OSS market away from point solutions and towards a single solution offering. Our partnership and alliance strategy is designed with this in mind. We leverage the market presence of our large partners while embedding our technology into their overall solution. Our partners are Hewlett Packard, Oracle, Sirti, Logica, Alcatel, Information + Graphic Systems, Inc., Solutions Plus, Sapura System Malaysia (SSM), Step 9 and Active Software. The partnerships are based typically on two types of agreements. First, a joint marketing agreement will exist between the two companies. A joint marketing agreement generally means an intent by both companies to jointly market their solution to prospects. This implies a general level of technical integration between our solutions. These agreements are non-exclusive and can be renewed or terminated at the end of a twelve-month period. Second, a re-seller/systems integrator agreement can be made between the two companies. This entails a negotiated commission for the resale of the product and certification in providing services to deliver the product. The final agreement type is also known as an OEM (Other Equipment Manufacturer). This enables the vendor to sell the product under its own brand.

SOFTWARE DEVELOPMENT

    Product Development continues to focus on the expansion of the functionality in Telynx v2. Additional capabilities being added relate to data loading, data synchronization with live networks, revenue assurance, order management, and activation. There is an ever increasing demand for integration into existing environments. We believe that the current version is the most flexible on the market in this respect and will continue to expand the open scalable architecture in this direction. In addition, it is widely known that the key to a successful flow-through provisioning system is the data. How it is input, how it is migrated, how it is maintained and the processes for accomplishing this are the determining factors in successful implementations. We are already seeing the demand for products and services in this regard, and has begun to develop solutions to address them. We are also being engaged in professional services to help carriers address these issues.

COMPETITION

    Competition in the telecommunications markets is intense. However, we believe that the segment of the market within which Telynx competes is currently under-served. Our top five competitors are Granite Systems, Inc., Nortel Networks, Cramer Systems Europe Ltd., Eftia, and VisionAEL. The combined revenue for inventory/provisioning solutions provided by these vendors is less than the total market size as reported by Frost & Sullivan. While competition in this segment is not intense, the rapid changes within the industry as a whole could change this. Our continued development of enhanced network management and operational support systems should broaden its range of available competing products. Competitors include hardware manufacturers that have developed software (or obtained software from third parties) to operate on their hardware. We also encounter competition from a large number of small software developers, which sell software or integrated systems either for specific industries or applications within those industries.

    We believe that in order to maintain and improve our competitive position, we must continue to offer comprehensive services that help customers effectively implement a complete, integrated software solution by providing a full range of industry-leading consulting, integration, training and customer support services. The timely delivery of flexible, cost-effective solutions for the growing dynamic marketplace will continue to be our competitive initiative. We believe Telynx's international focus clearly provides a competitive advantage moving forward. Some of our competitors have little or no international presence.

PROPRIETARY RIGHTS

    We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect own proprietary rights. Presently, we have no patents, no patent applications on file, and no intent to file patent applications in the near future. As part of our confidentiality procedures, we enter into non-disclosure agreements with our employees, distributors and corporate partners, and license agreements with respect to our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. In selling our products, we rely on both signed license agreements and "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. Currently, Telynx has issued Telynx Version 3.0. This release is totally owned by Telynx and there are no longer any source code co-ownership issues as there was with prior software sold. The initial netRunner product was acquired technology in 1998. Under a joint code-ownership agreement with Phifer Consulting, the code was developed and exclusively marketed by Telynx, Inc. Release 4.5 of netRunner in February of 1999 was developed exclusively by Telynx, Inc. The co-ownership agreement of original source code was terminated by the two parties under a mutual agreement between Phifer Consulting and Telynx, Inc.

EMPLOYEES

    As of July 31, 2001, we had approximately 27 full time employees, consisting of 3 in executive, 11 in engineering, 1 in marketing, 5 in sales, 2 in finance, and 5 in accounting and logistics. Our future performance depends upon the continued service of our key members of management, as well as marketing, sales, consulting and product development personnel, and except for Ali Al-Dahwi, none of whom are bound by an employment contract, and upon our ability to attract and retain highly skilled personnel in these areas. Competition for such personnel is intense, and there can be no assurance that we can retain our key employees or that we will be successful in attracting, assimilating and retaining such personnel in the future. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

PROPERTY

    The corporate office is located at 6006 Mesa, Suite 600, El Paso, Texas, 79912. The El Paso office is approximately 7,800 square feet ($8,400 monthly). We have additional sales and support representatives in Dallas, Texas; the Washington, D.C. area; London, United Kingdom; and sales and support representatives in Asia (Kuala Lumpur, Malaysia) and the Middle East (Cairo, Egypt and Saudi Arabia).

LEGAL PROCEEDINGS

    Telynx is a party to various claims and routine litigation arising in the ordinary course of business. We do not believe that the results of any such claim litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information regarding our executive officers and directors.

      NAME                 AGE                            POSITION
 ------------------      -----     ------------------------------------------------------
  Ali Al-Dahwi             46      Chairman of the Board, President, Chief Executive
                                   Officer and
                                   Director

  Scott Munden             38      Chief Operating Officer and Chief Technology Officer
                                   Director

  Dr. Ziad El-Dukair       40      Executive Vice President, Director

  Kent J. Van Houten       48      Vice President of Finance, Chief Financial Officer
                                   and Secretary

  Naglaa Marzouk           30      Executive Vice President-Logistics

  Lin Meyer                53      Vice President of North American Sales & Alliances


    Ali Al-Dahwi has served as a Director since 1998 and has served as President and Chief Executive Officer since January 1999. From September 1998 to January 1999, Mr. Al-Dahwi was our President and Chief Operating Officer. Mr. Al-Dahwi held various positions at Accugraph Corporation from 1982 to 1998, including Vice President and General Manager - Global Complex Enterprise Network Business Unit and Vice President of International Operations. Prior to Accugraph, Mr. Al-Dahwi served as a Civil Engineer. Mr. Al-Dahwi holds a B.S. in Civil Engineering from the University of Texas El Paso.

    Scott Munden has served as a Director since September 2001 and has served as our Chief Operating Officer since February 2001. Mr. Munden had previously been our Chief Technology Officer and Executive Vice President of Product and Technology since January 2000. Mr. Munden joined us in 1998 as Director of Product Marketing and Development. From 1996 to 1998, Mr. Munden was General Manager at IBIS Corpiration. Prior to this, Mr. Munden held various positions at Accugraph Corporation from 1987 to 1996, including Solutions Architect and Product Manager. Prior to 1987, Mr. Munden worked at Wang Labs. Mr. Munden holds a B.S. in Economics from the University of Texas El Paso.

    Dr. Ziad El-Dukair was appointed to our Board of Directors in January 2001 and joined us as an Executive Vice President in January 2001. Dr. El-Dukair was a private consultant from 1998 to 2001. From 1990 to 1998, Dr. El-Dukair held the position of President and C.E.O., as well as board member, for Thinet International, a leading French construction company. Dr. El-Dukair holds a Ph.D. in Construction Engineering and Management from the University of Maryland and a Masters in Engineering Administration from George Washington University.

    Kent J. Van Houten has served as Vice President of Finance, Chief Financial Officer since June 2000. From January 2000 to April 2000, Mr. Van Houten was a consultant with RF Monolithics, Inc. From May 1995 to October 1999, Mr. Van Houten was Chief Financial Officer, Secretary and Treasurer with Peerless Manufacturing. Co. From 1975 to 1994, Mr. Van Houten held various positions with National Gypsum Company, and its wholly owned subsidiary, The Austin Company. Mr. Van Houten holds a B.B.A. in accounting from Howard Payne University.

    Naglaa Marzouk has served as Executive Vice President of Corporate Logistics since January 2001. From December 2000 to January 2001, Ms. Marzouk was Director of Corporate Logistics and Support. From June 1999 to December 2000, Ms. Marzouk was the Logistics and Support Manager. From June 1998 to May 1999, Ms. Marzouk was Software Production Engineer for AgilTech, Inc., USA, and from November 1996 to June 1998, Ms. Marzouk was Application Engineer for the Institute of Advanced Manufacturing Sciences, USA. Ms. Marzouk holds a B.S. in Electrical Engineering from Cairo University.

    Lin Meyer has served as our Vice President of Strategic Partners and Alliances since February 2001. Ms. Meyer was hired in April 1999 as our Director Telecom Sales and Channel Programs and was subsequently promoted on June 1999 to Vice President Strategic Partners and Alliances before her recent promotion to Vice President of Strategic Partners and Alliances in February 2001. Before her employment with us, Ms. Meyer served as a Regional Manager for Beechwood Consulting from 1998 to April 1999. From 1996 to 1998, Ms. Meyer held the position of National Account Manager, Business Markets, with American Telephone & Telegraph. Ms. Meyer holds a B.S. degree in Education from Coe College.

BOARD OF DIRECTORS

    We currently have authorized two directors. The current directors are Ali Al-Dahwi and Dr. Ziad El-Dukair. These directors hold office until each annual meeting of stockholders or until their successors are elected or appointed. Thereafter, at each annual meeting of stockholders the successors to the directors will be elected to serve from the time of election and qualification until the next annual meeting following election.

DIRECTOR COMPENSATION

    Directors and the Secretary do not receive any cash compensation, although they are reimbursed for actual and reasonable out-of-pocket expenses in connection with attendance of board of director and committee meetings. Directors and the board secretary are compensated in the Class A common stock of 104,167 and 83,334 shares, respectively, paid every fiscal quarter.

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to compensation amended for the transition period from July 1, 2000 to October 31, 2000 and as of June 30, 2000 during the last three fiscal years paid by us for services by our Chief Executive Officer and our four other highest-paid executive officers whose total salary and bonus for such fiscal year exceeded $100,000, collectively referred to below as the Named Executive Officers:

                                                                         LONG-TERM
                                                                       COMPENSATION
                                                                          AWARDS
                                                                          ------

                                                ANNUAL COMPENSATION
                                                -------------------

                                                                    NUMBER OF SECURITIES
                       FISCAL                                               OF                     OTHER
                        YEAR           SALARY         BONUS         UNDERLYING OPTIONS*        COMPENSATION
                        ----           ------         -----         -------------------        ------------
  Ali Al-Dahwi          2000(1)       $91,669(3)     $  3,336                    0                   --
                        2000(2)        150,015         19,370              277,500                   --
                        1999           112,512          8,895              125,000                   --
                        1998                 0              0                    0                   --

  Steve Dong(4)         2000(1)         12,750          2,224                    0                   --
                        2000(2)        135,000          9,448              143,750                   --
                        1999            43,015              0              166,500                   --
                        1998                 0              0                    0                   --

  Anas El-Mahdi         2000(1)         45,000(5)       1,578                    0                   --
                        2000(2)        124,167         12,354              250,250                   --
                        1999            78,750              0               60,000                   --
                        1998                 0              0                    0                   --

  Scott Munden          2000(1)         52,500(6)       1,112                    0                   --
                        2000(2)        105,000         13,964              272,250                   --
                        1999            48,399              0               38,000                   --
                        1998                 0              0                    0                   --


  Kent Van Houten       2000(1)         42,087(7)           0                    0                   --
                        2000(2)          7,132              0                    0                   --
                        1999                 0              0                    0                   --
                        1998                 0              0                    0                   --

  Lin Meyer             2000(1)         40,905(8)           0                    0                   --
                        2000(2)        100,000              0               75,000                   --
                        1999            18,799              0                    0                   --
                        1998                 0              0                    0                   --


----------
* As adjusted to reflect a 1-for-2 reverse stock split effected by us on June 4, 2001.

(1) Compensations for the period from July 1, 2000 to October 31, 2000, reflecting a change in our fiscal year end.
(2) Compensations for the year ended June 30, 2000.
(3) Mr. Al-Dahwi's compensation, on an annualized basis, would have been approximately $250,000.
(4) Mr. Dong terminated his employment in July 2000.
(5) Mr. El-Mahdi's compensation, on an annualized basis, would have been approximately $135,000.
(6) Mr. Munden's compensation, on an annualized basis, would have been approximately $135,000.
(7) Mr. Van Houten's compensation, on an annualized basis, would have been approximately $135,000.
(8) Ms. Meyer's compensation, on an annualized basis, would have been approximately $123,000.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth each grant of stock options during the fiscal year ended June 30, 2000 to each of the Named Executive Officers. No stock appreciation rights were granted during such fiscal year.

                                                             INDIVIDUAL GRANTS
                                                             -----------------
                                    NUMBER OF           PERCENT OF
                                   SECURITIES              TOTAL           OPTIONS
                                   UNDERLYING           GRANTED TO         EXERCISE
 NAME AND PRINCIPAL                 OPTIONS            EMPLOYEES IN          PRICE          EXPIRATION
      POSITION                      GRANTED*           FISCAL 2000        ($/SHARE)*           DATE
      --------                      --------           -----------        ----------           ----
   Ali Al-Dahwi                      277,500          15.14%               $ 0.40            09/14/04
   Chief Executive Officer

   Steve Dong                        143,750            7.8%               $ 0.40            03/05/05
   Vice President

   Anas El-Mahdi                     250,250           13.6%               $ 0.40            10/01/04
   Vice President of Sales

   Scott Munden                      272,250           14.8%               $ 0.40            10/26/04
   Chief Operating Officer

   Lin Meyer                          75,000            4.1%               $ 0.40            04/19/05
   Vice President of North
   American Sales & Alliances


* For the period July 1, 2000 to October 31, 2000, we did not issue any stock options or grants. As adjusted to reflect a 1-for-2 reverse stock split effected by us on June 4, 2001.

OPTION VALUES

    The following table sets forth for each of the Named Executive Officers options exercised and the number and value of securities underlying unexercised options that are held by the Named Executive Officers as of June 30, 2000.

                  SHARES                             NUMBER OF SECURITIES                 VALUE OF UNEXERCISED
                 ACQUIRED                           UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS AT YEAR
                    ON           VALUE               OPTIONS AT YEAR END                         END ($)
                 EXERCISE*      REALIZED         EXERCISABLE/UNEXERCISABLE 1            EXERCISABLE/UNEXERCISABLE
                 ---------      --------         ---------------------------            -------------------------
Ali Al-Dahwi      608,386       $243,354         202,500/0                             $45,562/$0

Steve Dong        166,500       $ 66,000         0/168,187                             $0/$37,842

Anas El-Mahdi       7,292       $  2,917         103,417/206,834                       $23,269/$46,537

Scott Munden            0              0         103,417/206,834                       $23,269/$46,537

Lin Meyer               0              0         25,000/50,000                         $5,625/$11,250

* For the period July 1, 2000 to October 31, 2000, we did not issue any stock options or grants.

(1) As adjusted to reflect a 1-for-2 reverse stock split effected by us on June 4, 2001.

EMPLOYMENT AGREEMENT

    At this time, we do not have a long-term incentive plan. We do have an employment agreement with Mr. Al-Dahwi dated February 4, 1999. The terms of the contract generally provide for the following and reflect a 1-for-2 reverse stock split effected by us on June 4, 2001:

    .   salary of $250,000, with a bonus of 1.5% of sales;

    . 500,000 options with each option being exercisable for 1 share of the Company's Class A Common Shares at $0.40 a share. 375,000 of the options vest over a three-year period and the remaining 125,000 vested at issuance;

    .   a one-year renewable term, which renews on February 4, 2002; and

    . Mr. Al-Dahwi, in the event of termination of the agreement, is entitled to a severance payment of 6 months base salary payable semi-monthly over 6 months, and all options outstanding will vest.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares. Percentage of beneficial ownership is based on shares of our Class A common stock outstanding as of July 31, 2001. Shares of Class A common stock subject to options or warrants currently exercisable, or exercisable within 60 days after July 31, 2001, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person. The address of the individuals listed above is c/o Telynx, Inc., 6006 North Mesa Street, Suite 600, El Paso, Texas 79912.

                           RELATED PARTY TRANSACTIONS

    There were no material interests, direct or indirect, of directors, executive officers or senior officers or any known associate or affiliate of any of the foregoing in any transaction during the last two years, or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries and which is not otherwise disclosed herein except for the following:

    On February 2, 1999, we entered into an agreement with Imperial Loan Management Corporation whereby we transferred all of the issued and outstanding stock of our discontinued healthcare subsidiaries to Imperial, an affiliate of our former Chairman and CEO, Harvey Wm. Glasser, M.D., who is overseeing the liquidation of the subsidiaries on behalf of Imperial. As part of the agreement, Imperial will use its best efforts to liquidate each of the subsidiaries, settling outstanding obligations and collecting all amounts due. We remain a guarantor of the subsidiaries' outstanding indebtedness, which approximates $678,000 plus related interest as of July 31, 2001, and are entitled to receive one-half of proceeds received after payment of all expenses. In connection with this transaction, we recorded a charge to write-off the remaining net assets from discontinued operations.

    Under our agreement with Imperial, they are required to provide us with quarterly reports with respect to Imperial's progress in liquidating the assets that we transferred to them. Imperial could claim that we are in default of the loans and elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. We would not agree with such claim and would assert that Imperial has breached our agreement by failing to provide the required quarterly reports and failing to use its "best efforts" to sell the liquidation assets. However, if we are found to be in default under the agreement, such default could have a material adverse effect on our ability to continue as a going concern.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information as relating to the beneficial ownership of our Class A common stock as of July 31, 2001, and as adjusted to reflect the sale of shares of our Class A common stock by the selling stockholders, by:

    .   each beneficial owner of more than 5% of our common stock;

    .   each director of Telynx;

    .   each of our named executive officers; and

    .   all executive officers and directors as a group.

    All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated. Unless indicated, the business address of the beneficial owners is: c/o Telynx, Inc., 6006 North Mesa Street, Suite 600, El Paso, Texas 79912.

                                  NUMBER OF SHARES OF CLASS A COMMON      PERCENT OF SHARES OF
                                          STOCK BENEFICIALLY              CLASS A COMMON STOCK
       NAME                                    OWNED(1)                    BENEFICIALLY OWNED
       ----                                    --------                    ------------------
  Trenton Development Ltd.(2)                 47,748,143                           13.9%
  13 Avenue da Bude
  Geneva, Switzerland 1202

  Parsons Project Management and              38,400,000                           11.2%
  Engineering Consultancy Group Ltd(3)
  13 Avenue da Bude
  Geneva, Switzerland 1202

  Laurus Master Fund, Ltd.(4)                 86,047,273                           25.0%
  Regnall House, 18 Peal Road
  Douglas
  Isle of Man
  1M1 4L2 United Kingdom
  Esquire Trade & Finance, Inc.(5)            19,318,182                            5.6%

  Regnall House, 18 Peal Road
  Douglas
  Isle of Man
  1M1 4L2 United Kingdom

  Lamya Al-Ali                                10,080,000                            2.9%

  Ali Al-Dahwi(6)                              5,047,795                            1.5%

  Dr. Ziad El-Dukair                           2,560,000                              *

  Scott Munden(7)                                729,535                              *

  Kent Van Houten(8)                             427,417                              *

  Naglaa Marzouk(9)                              674,167                              *

  Lin Meyer(10)                                  342,333                              *

  All directors and executive officers
  as a group (6 persons)                       9,781,247                            2.8%

----------
*Less than 1%

(1) The number of shares beneficially owned reflects a 1-for-2 reverse stock split effective as of June 4, 2001.
(2) Represents shares held by Trenton Development Ltd. The following natural persons or entities may be deemed to beneficially own more than 5% of our Class A common stock because they exercise voting and/or dispositive powers for the shares held by Trenton Development Ltd: John J. Ryan, Jr. Mr. Ryan disclaims beneficial ownership of these shares, except to the extent of his/her pecuniary interest, if any.
(3) Represents shares held by Parsons Project Management and Engineering Consultancy Group Ltd. The following natural persons or entities may be deemed to beneficially own more than 5% of our Class A common stock because they exercise voting and/or dispositive powers for the shares held by Parsons Project Management and Engineering Consultancy Group Ltd.: John J. Ryan, Jr. Mr. Ryan disclaims beneficial ownership of these shares, except to the extent of his/her pecuniary interest, if any.
(4) Represents shares held by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. has contractually agreed to restrict its ability to convert or exercise its notes or warrants and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.
(5) Represents shares held by Esquire Trade & Finance Inc. Esquire Trade & Finance Inc. has contractually agreed to restrict its ability to convert or exercise its notes or warrants and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.
(6) Includes 1,925,000 shares issuable upon exercise of options that are exercisable within 60 days after June 20, 2001.
(7) Includes 666,667 shares issuable upon exercise of options that are exercisable within 60 days after June 20, 2001.
(8) Includes 250,000 shares issuable upon exercise of options that are exercisable within 60 days after June 20, 2001.
(9) Includes 666,667 shares issuable upon exercise of options that are exercisable within 60 days after June 20, 2001.
(10) Includes 333,333 shares issuable upon exercise of options that are exercisable within 60 days after June 20, 2001.

                          DESCRIPTION OF CAPITAL STOCK

    Effective as of July 31, 2001 and through the date of this filing, our authorized capital stock consists of 1,005,000,000 shares of common stock, $0.01 par value and 1,000,000 shares of preferred stock, $0.01 par value. We also effected a 1-for-2 reverse stock split on June 4, 2001.

    The following is a summary of some of the provisions of the common stock and preferred stock provisions of our amended certificate of incorporation and bylaws.

COMMON STOCK

    As of July 31, 2001, there were 196,310,969 shares of Class A common stock as adjusted for a 1-for-2 reverse stock split, and no shares of Class B common stock outstanding. As of July 31, 2001, there are 15,050,000 shares of Class A common stock subject to the exercise of outstanding options. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution, or winding up of Telynx, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued on completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

    There are 1,000,000 shares of preferred stock authorized and 500 shares of Series B preferred stock are outstanding. The 500 shares issued are convertible into shares of common stock at a ratio of 250:1, as adjusted for a 1-for-2 reverse stock split effected by us on June 4, 2001. Also at July 31, 2001, there were outstanding no shares of Series C convertible preferred stock. Preferred stock has a priority over our common stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation.

    The Series B preferred stock was issued at $100 per share and has the following attributes:

    i.  Each share is convertible into 250 shares of the Class A common stock.
    ii. Each share is entitled to vote and receive dividends as if it has been converted.
   iii. Each share is entitled to a liquidation preference of $100 per share.
    iv. Each share is redeemable at our option for its $100 liquidation value if the market price of the Class A common stock equals or exceeds 500% of the conversion price and the Class A common stock has traded with an average daily volume in excess of 50,000 shares for a period of 30 consecutive trading days.
    v. Each share is redeemable at the holder's option if we (a) materially breach our obligations under the Certificate of Designations or the Series B Convertible Preferred Stock Purchase Agreement, dated as of February 1, 1999, and the breach continues for a period of thirty (30) days after notice, (b) sell all or substantially all of our assets, (c) become insolvent or (d) go private.
    vi. Each share enjoys preemptive rights to purchase certain capital stock, including warrants or securities convertible into capital stock.

    The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. We may be obligated to repurchase or redeem any preferred stock that we chose. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Telynx without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any additional shares of preferred stock.

WARRANTS

    As of July 31, 2001, we have outstanding warrants to purchase 2,392,500 of our Class A common stock. The warrants are priced at the lowest closing price of the common stock within the prior 10 trading days of issuance. The weighted average exercise price of our warrants is $0.19.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

    Certificate of Incorporation and Bylaws. Our Bylaws provide that all stockholder actions must be effected either at a duly called meeting or by a consent in writing. Further, provisions of the Bylaws provide that the stockholders may amend the Bylaws or certain provisions of the Certificate of Incorporation with the affirmative vote of 50% of the capital stock.

    Delaware Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, or DGCL, Section 203 which regulates corporate acquisitions, prevents certain Delaware corporations from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder becomes an interested stockholder. For purposes of DGCL Section 203, a "business combination" includes, among other things, a merger or consolidation involving Telynx and the interested stockholder and the sale of more than ten percent (10%) of Telynx's assets. In general DGCL Section 203 defines an "interested stockholder" as any entity or person beneficially owning fifteen percent (15%) or more of the outstanding voting stock of Telynx and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of DGCL. Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the provisions of DGCL Section 203.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is American Stock Transfer and Trust Company.

    The following table sets forth the common stock ownership of the selling stockholder, as of July 31, 2001, as adjusted to reflect the sale of the common stock in this offering. Except as described in this prospectus, no selling stockholder has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

    We have chosen to register 240,344,368 shares of common stock on behalf of the selling stockholders. This includes no shares of common stock currently held by the selling stockholders. The shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares of common stock that the selling stockholder will sell under this prospectus.

    The selling stockholders have advised us that they are the beneficial owners of the shares being offered.

                              SELLING STOCKHOLDERS

    This prospectus relates to the registration of 240,344,368 shares of our Class A common stock for resale by certain selling stockholders. The following table contains certain information about the selling stockholders and the shares of common stock that they are offering pursuant to this prospectus.

                                                  Shares of Class
                                                         A
                                                    Common Stock
                                      Shares          Offered           Shares
                                   Beneficially      Under This      Beneficially
                                   Owned Before    Registration      Owned After
                                  the Offering*     Statement**        Offering
                                  -------------     -----------        --------
 The Keshet Fund L.P.(1)           30,961,781(7)      63,021,722             0
 Regnall House, 18 Peal Road
 Douglas
 Isle of Man
 1M1 4L2 United Kingdom

 Talbiya B. Investments(2)          1,381,818(7)       2,050,326             0
 Regnall House, 18 Peal Road
 Douglas
 Isle of Man
 1M1 4L2 United Kingdom

 Esquire Trade & Finance Inc.(3)   21,590,909(7)      39,098,954             0
 Regnall House, 18 Peal Road
 Douglas
 Isle of Man
 1M1 4L2 United Kingdom

 Laurus Master Fund, Ltd.(4)       57,388,182(7)     115,570,000             0
 Regnall House, 18 Peal Road
 Douglas
 Isle of Man
 1M1 4L2 United Kingdom

 Libra Finance(5)                     543,750(7)         543,750             0
 Regnall House, 18 Peal Road
 Douglas
 Isle of Man
 1M1 4L2 United Kingdom

 Keshet L.P.(6)                     9,664,886(7)      20,059,616             0
 Regnall House, 18 Peal Road
 Douglas
 Isle of Man
 1M1 4L2 United Kingdom


--------------------------------------------------------------------------------
The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible note is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

* As adjusted for a 1-for-2 reverse stock split effected by us on June 4, 2001.

**Represents 200% of the shares of common stock issuable upon conversion of the convertible note and all of the shares issuable upon the exercise of warrants of the selling stockholder. Because the number of shares of common stock issuable upon conversion of the convertible note is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued upon conversion will fluctuate daily and cannot be determined at this time. However, the selling stockholder has contractually agreed to restrict its ability to convert or exercise its notes or warrants and receive shares of our common stock such that the number of shares of common stock held by its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.

(1) This selling stockholder, who is an investor under our former equity line agreement, may not be required to purchase more than 4.9% of the issued and outstanding shares of Telynx pursuant to the terms of their agreements with Telynx. John Clarke is a director of The Keshet Fund, L.P. and makes investment decisions on behalf of Keshet Fund.

(2) The selling stockholder is issued warrants that are exercisable into shares of Telynx common stock at their option for a period of five years from issuance. John Clarke is a director of Talbiya B. Investments and makes investment decisions on behalf of Talbiya.

(3) This selling stockholder, who is an investor under our former equity line agreement, may not be required to purchase more than 4.9% of the issued and outstanding shares of Telynx pursuant to the terms of their agreements with Telynx. Gisela Kindle is a director of Esquire Trade & Finance, Inc. and makes investment decisions on behalf of Esquire.

(4) This selling stockholder may not be required to purchase more than 4.9% of the issued and outstanding shares of Telynx pursuant to the terms of their agreements with Telynx. In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Laurus Capital Management, L.L.C. may be deemed a control person of the shares owned by such entity. David Grin and Eugene Grin are the principals of Laurus Capital Management L.L.C.

(5) These shares are issuable pursuant to our former equity line agreement. The selling stockholder was issued warrants that are exercisable into shares of Telynx common stock at their option for a period of five years from issuance. Seymour Braun, Esq. is a director of Libra Finance and makes investment decisions on behalf of Libra.

(6) These shares are issuable pursuant to our former equity line agreement. The selling stockholder was issued warrants that are exercisable into shares of Telynx common stock at their option for a period of five years from issuance. John Clarke is a director of Keshet L.P. and makes investment decisions on behalf of Keshet L.P.

(7) Includes shares issuable upon exercise of a convertible note and warrants issued to the subscriber under the former equity line agreement.

                              PLAN OF DISTRIBUTION

    We are registering the shares of common stock on behalf of the selling stockholders. We will pay all costs, expenses and fees in connection with this registration, except that the selling stockholders will pay underwriting discounts and selling commissions, if any. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will receive, however, the net sale price of any convertible notes or warrants that are issued to the investors under our former equity line agreement if, and to the extent, we elect to put such securities to these entities. We did not have any prior relationship with any of the investors under our former equity line agreement. When we refer to the "selling stockholders" in this prospectus, that term includes donees and pledgees selling shares of common stock under this prospectus which were received from the selling stockholders.

    The selling stockholders may sell their shares at various times in one or more of the following transactions:

    . on the OTC Bulletin Board (or any other exchange on which the shares may be listed);

    .   in the over-the-counter market;

    .   in negotiated transactions other than on such exchange;

    .   by pledge to secure debts and other obligations;

    . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

    .   in a combination of any of the above transactions.

    The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell shares directly or may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares. This compensation may be in excess of customary commission.

    The selling stockholders may also sell all or a portion of their shares under Rule 144 under the Securities Act of 1933, or may pledge shares as collateral for margin accounts. These shares could then further be resold pursuant to the terms of such accounts.

    Under certain circumstances, the selling stockholders and any broker-dealers that participate in the distribution might be deemed to be "underwriters" within the meaning of the Securities Act and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

    The selling stockholders under our former equity line agreement are "underwriters" within the meaning of the Securities Act of 1933, as amended in connection with the sale of common stock offered by it under this prospectus. Other selling stockholders may be deemed to be "underwriters" under the Securities Act. Therefore, the selling stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of their shares, the selling stockholders, any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-6 under the Exchange Act or Regulation M under the Exchange Act, which prohibits, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until such person's participation in that distribution is completed. In addition, Rule 10b-7 under the Exchange Act or Regulation M prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

    If we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act, disclosing the following:

    . the names of the selling stockholders and of the participating broker-dealer(s);

    .   the number of shares involved;

    .   the price at which such shares were sold;

    . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

    . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

    .   other facts material to the transaction.

    In addition, if we are notified by the selling stockholders that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

    The selling stockholders may be entitled under agreements entered into with us to indemnification from us against liabilities under the Securities Act.

    In order to comply with certain state securities laws, if applicable, these shares of Class A common stock will not be sold in a particular state unless they have been registered or qualified for sale in that state or any exemption from registration or qualification is available and complied with.

                                  LEGAL MATTERS

    The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York.

                                     EXPERTS

    The financial statements and schedules included in this prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants to the extent and for the periods set forth in their reports (which contain an explanatory paragraph regarding our ability to continue as a going concern) appearing elsewhere herein and in the Registration Statement and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting. Grant Thornton LLP, independent certified public accountants have audited our consolidated financial statements at June 30, 1999, as set forth in their report.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

    Our corporation is organized under the laws of the State of Delaware.
Section 145 of the DGCL, in general, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any lawsuit or proceeding (other than an action by or in the right of that corporation) due to the fact that such person is or was a director, officer, employee or agent of that corporation, or is or was serving at the request of that corporation as a director, officer, employee or agent of another corporation or entity. A corporation is also allowed, in advance of the final disposition of a lawsuit or proceeding, to pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending the action, as long as the person undertakes to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. In addition, Delaware law allows a corporation to indemnify these persons against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by any of them in connection with the lawsuit or proceeding if (a) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

    A Delaware corporation also can indemnify its officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that judicial approval is needed to indemnify any officer or director who is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any such action, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection with this action. The indemnification provided by Delaware law is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's own organizational documents, agreements or otherwise.

    As permitted by Section 145 of the DGCL, Article VI of our restated certificate of incorporation provides that we will indemnify each person who is or was our director, officer, employee or agent (including the heirs, executors, administrators or estate of these individuals) or is or was serving at our request as a director, officer, employee or agent of another entity, to the fullest extent that the law permits. This indemnification is exclusive of any other rights to which any of these individuals otherwise may be entitled. The indemnification also continues after a person ceases to be a director, officer, employee or agent of our company and inures to the benefit of the heirs, executors and administrators of these individuals. Expenses (including attorneys' fees) incurred in defending any lawsuit or proceeding are also paid by us in advance of the final disposition of these lawsuits or proceedings after we receive an undertaking from the indemnified person to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by us.
Article VI further provides that our directors are not personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of his or her duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL (which deals with unlawful dividends or stock purchases or redemptions), or (iv) for any transaction from which he or she derived an improper personal benefit. Our By-laws also provide that, to the fullest extent permitted by law, we will indemnify any person who is a party or otherwise involved in any proceeding because of the fact that he or she is or was a director or officer of our company or was serving at our request.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to any of these foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549 or at the SEC's other public reference facilities in New York, New York, or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site on the Internet at http://www.sec.gov. This web site contains reports, proxy and information statements and other information regarding our company and other registrants that file electronically with the SEC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                     PAGE

TELYNX, INC. AND SUBSIDIARIES [FKA CAMBIO, INC.] CONSOLIDATED FINANCIAL STATEMENTS:
       Report of Independent Certified Public Accountants - BDO Seidman, LLP ......   F-2
       Report of Independent Certified Public Accountants - Grant Thornton LLP ....   F-3
       Consolidated Financial Statements:
                Balance Sheets ....................................................   F-4
                Statements of Operations ..........................................   F-5
                Statements of Stockholders' Deficit ...............................   F-6
                Statements of Cash Flows ..........................................   F-8
                Notes to Financial Statements .....................................   F-9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of Telynx, Inc.

We have audited the accompanying consolidated balance sheet of Telynx, Inc. (a Delaware corporation) and subsidiaries (formerly Cambio, Inc.) as of June 30, 2000, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telynx, Inc. and subsidiaries as of June 30, 2000, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments described in Note 3 to the consolidated financial statement pertaining to the reverse stock split that were applied to restate the 1999 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company incurred a net loss of $5,385,000 during the year ended June 30, 2000, and, as of that date, the Company's liabilities exceeded its current assets and total assets by $3,179,000 and $3,117,000, respectively. These factors, among others, as discussed in Note 2 to the consolidated financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Seidman, LLP

Dallas, Texas

September 22, 2000, except for the information in the third paragraph in Note 3, as to which the date is June 4, 2001.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of Telynx, Inc.

We have audited the accompanying consolidated statements of operations, changes in stockholders' deficit and cash flows of Telynx, Inc. (a Delaware corporation) and subsidiaries (formerly Cambio, Inc.) for the year ended June 30, 1999 (which have been restated and are no longer presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion such financial statements present fairly, in all material respects, the results of their operations and their cash flows of Telynx, Inc. and subsidiaries for the year ended June 30, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

San Jose, California
September 1, 1999

                TELYNX, INC. AND SUBSIDIARIES [FKA CAMBIO, INC.]
                           CONSOLIDATED BALANCE SHEETS

                                                        JUNE 30,       OCTOBER 31,        JULY 31,
                      ASSETS                             2000            2000              2001
                      ------                             ----            ----              ----
                                                                      (UNAUDITED)      (UNAUDITED)
Current Assets
    Cash and cash equivalents ....................   $    302,000    $     42,000    $    143,000
    Accounts receivable ..........................        161,000         375,000         295,000
    Deposits and prepaid expenses ................         25,000         108,000         120,000
                                                     ------------    ------------    ------------
       Total Current Assets ......................        488,000         525,000         558,000

Deferred financing cost, net .....................             --         110,000         147,000

Property and equipment, net ......................         62,000          70,000          37,000
                                                     ------------    ------------    ------------
                                                     $    550,000    $    705,000    $    742,000
                                                     ============    ============    ============

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities

    Accounts payable and accrued liabilities .....   $  2,496,000    $  2,418,000    $  3,520,000
    Notes payable of discontinued operations .....        678,000         678,000         678,000
    Notes payable to stockholders ................        478,000         479,000         562,000
    Payable to investor ..........................             --              --         250,000
    Deferred revenue .............................         15,000          70,000          35,000
                                                     ------------    ------------    ------------
       Total current liabilities .................      3,667,000       3,645,000       5,045,000
                                                     ------------    ------------    ------------

Convertible notes payable to investors ...........             --       1,000,000         460,000

Commitments and contingencies

Stockholders' deficit (Note 3)
Preferred stock, $.01 par value - 1,000,000
shares ...........................................             --              --              --
Authorized
Common stock, $.01 par value - 1,005,000,000
shares ...........................................        197,000         249,000       1,963,000
    authorized
    Paid-in capital ..............................     26,643,000      27,454,000      29,791,000
    Accumulated deficit ..........................    (29,957,000)    (31,643,000)    (36,517,000)
                                                     ------------    ------------    ------------
       Total stockholders' deficit ...............     (3,117,000)     (3,940,000)     (4,763,000)
                                                     ------------    ------------    ------------
       Total liabilities and stockholders' deficit   $    550,000    $    705,000    $    742,000
                                                     ============    ============    ============


           See accompanying notes to consolidated financial statements

                TELYNX, INC. AND SUBSIDIARIES [FKA CAMBIO, INC.]
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              FOUR MONTHS ENDED              NINE MONTHS ENDED
                                                  JUNE 30,                       OCTOBER 31,                      JULY 31
                                         ----------------------------    ---------------------------    ---------------------------
                                              2000           1999             2000          1999            2001           2000
                                         ------------    ------------    ------------   ------------    ------------   ------------
                                                                          (UNAUDITED)    (UNAUDITED)     (UNAUDITED)    (UNAUDITED)
Net revenues .........................   $    983,000    $    823,000    $    352,000   $    272,000    $    556,000   $    789,000
Cost of revenue ......................        264,000         286,000         107,000        120,000         147,000        144,000
                                         ------------    ------------    ------------   ------------    ------------   ------------
        Gross profit .................        719,000         537,000         245,000        152,000         409,000        645,000
                                         ------------    ------------    ------------   ------------    ------------   ------------

Operating expenses

   Sales and marketing ...............      1,121,000         245,000         387,000        422,000         763,000        729,000
   Services ..........................        421,000         214,000         181,000        142,000         452,000        311,000
   Research and development ..........        594,000         280,000         253,000        262,000         619,000        401,000
   Administrative and general expenses      3,894,000       3,912,000       1,050,000        897,000       2,449,000      2,635,000
                                         ------------    ------------    ------------   ------------    ------------   ------------

        Total operating expenses .....      6,030,000       4,651,000       1,871,000      1,723,000       4,283,000      4,076,000
                                         ------------    ------------    ------------   ------------    ------------   ------------

        Loss from operations .........     (5,311,000)     (4,114,000)     (1,626,000)    (1,571,000)     (3,874,000)    (3,431,000)

                                         ------------    ------------    ------------   ------------    ------------   ------------

Other income (expense)
   Interest income ...................         24,000          13,000              --         15,000              --          9,000
   Interest expense ..................        (98,000)        (66,000)        (60,000)       (38,000)     (1,000,000)       (79,000)

   Write-off of goodwill .............             --      (4,850,000)             --             --              --
   Other, net ........................             --          15,000              --             --              --             --
                                         ------------    ------------    ------------   ------------    ------------   ------------
        Total other expense ..........        (74,000)     (4,888,000)        (60,000)       (23,000)     (1,000,000)       (70,000)

                                         ------------    ------------    ------------   ------------    ------------   ------------
   Loss from continuing operations ...     (5,385,000)     (9,002,000)     (1,686,000)    (1,594,000)     (4,874,000)    (3,501,000)

                                         ------------    ------------    ------------   ------------    ------------   ------------

Discontinued operations
   Loss from disposal of discontinued
   operations ........................             --      (1,013,000)             --             --              --             --
                                         ------------    ------------    ------------   ------------    ------------   ------------

   Loss from discontinued operations .             --      (1,013,000)             --             --              --             --
                                         ------------    ------------    ------------   ------------    ------------   ------------

Net loss .............................   $ (5,385,000)   $(10,015,000)   $ (1,686,000)  $ (1,594,000)   $ (4,874,000)  $ (3,501,000)

                                         ============    ============    ============   ============    ============   ============


Basic and diluted net loss per
common share-continued operations
(Note 3) .............................   $      (0.76)   $      (5.04)   $      (0.07)  $      (0.80)   $      (0.07)  $      (0.30)

Basic and diluted net loss per
common share-discontinued operations
(Note 3) .............................   $         --    $      (0.56)   $         --   $         --              --             --
                                         ------------    ------------    ------------   ------------    ------------   ------------
Basic and diluted net loss per
common share .........................   $      (0.76)   $      (5.60)   $      (0.07)  $      (0.80)   $      (0.07)  $      (0.30)

                                         ============    ============    ============   ============    ============   ============
Weighted average shares outstanding
(Note 3) .............................      7,095,483       1,787,230      22,502,458      1,993,015      74,973,086     11,764,338
                                         ============    ============    ============   ============    ============   ============


           See accompanying notes to consolidated financial statements

                TELYNX, INC. AND SUBSIDIARIES [FKA CAMBIO, INC.]
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                FOR THE YEARS ENDED JUNE 30, 1999 & 2000 (NOTE 3)

                                                                                                                           TOTAL
                                                                                             PAID-IN         ACCUM.    STOCKHOLDERS'

                        PREFERRED STOCK            CLASS A                 CLASS B           CAPITAL        DEFICIT       DEFICIT
                        ---------------            -------                 -------           -------        -------       -------
                        SHARES   AMOUNT      SHARES      AMOUNT       SHARES     AMOUNT
                        ------   ------      ------      ------       ------     ------
Balance June 30,
1998                      --     $ --       717,035  $      7,000    579,750  $   6,000   $ 17,618,000   $(14,557,000) $  3,074,000

Net Loss                  --       --            --            --         --         --             --    (10,015,000)  (10,015,000)


Issuance of
Common Stock
In connection
with Cambio
Networks,
Inc. acquisition          --       --       619,421         6,000         --         --        613,000             --       619,000

Conversion of
debt into
preferred stock       14,073       --            --            --         --         --      1,407,000             --     1,407,000

Issuance of
Preferred Stock       37,000    1,000            --            --         --         --      3,699,000             --     3,700,000

Conversion of
Class B to
Class A stock             --       --       579,750         6,000   (579,750)    (6,000)            --             --            --
                       -----   ------    ----------  ------------   --------   --------   ------------   ------------- -------------

Balance, June 30,
1999                  51,073    1,000     1,916,206        19,000         --         --     23,337,000    (24,572,000)   (1,215,000)



Net Loss                  --       --            --            --         --         --             --     (5,385,000)   (5,385,000)


Issuance of
Common Stock
including
                                                                                                                          3,593,000
shares issued
for proceeds
of $1,483,000             --       --     6,136,969        62,000         --         --      3,188,000             --     3,250,000

Conversion of
Preferred Stock
into Class A
stock                (46,506)  (1,000)   11,626,500       116,000         --         --       (115,000)            --

Options Granted
and Warrants
issued                    --       --            --            --         --         --        233,000             --       233,000
                       -----   ------    ----------  ------------   --------   --------   ------------   ------------- -------------

Balance, June 30,
2000                   4,567       --    19,679,675  $    197,000         --         --   $ 26,643,000   $(29,957,000) $ (3,117,000)

                       =====   ======    ==========  ============   ========   ========   ============   ============= =============



           See accompanying notes to consolidated financial statements

                TELYNX, INC. AND SUBSIDIARIES [FKA CAMBIO, INC.]
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                   FOR THE FOUR MONTHS ENDED OCTOBER 31, 2000
                              (Note 3) (continued)

                                                                                                                          TOTAL
                                                                                          PAID-IN        ACCUM.        STOCKHOLDERS'

                            PREFERRED STOCK             CLASS A            CLASS B        CAPITAL       DEFICIT           DEFICIT
                            ---------------             -------            -------        -------       -------           -------
                             SHARES    AMT       SHARES           AMT    SHARES   AMT
                             ------    ---       ------           ---    ------   ---

Balance, July 1, 2000        4,567      --     19,679,675   $    197,000   --     --   $ 26,643,000    $(29,957,000)   $ (3,117,000)


Net Loss
(unaudited)                     --      --             --             --   --     --             --      (1,686,000)     (1,686,000)


Issuance of Common
Stock including
2,896,000 shares issued
for proceeds of $753,000
(unaudited)                     --      --      4,172,052         42,000   --     --        821,000              --         863,000

Conversion of
Preferred
Stock to Class A
Stock (unaudited)           (4,067)     --      1,016,750         10,000   --     --        (10,000)             --              --
                           -------   -----     ----------   ------------ ----  -----   ------------    ------------    ------------


Balance, October 31, 2000
(unaudited)                    500      --     24,868,477   $    249,000   --     --   $ 27,454,000    $(31,643,000)   $ (3,940,000)

                           =======   =====     ==========   ============ ====  =====   ============    ============    ============

                TELYNX, INC. AND SUBSIDIARIES [FKA CAMBIO, INC.]
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                     FOR THE NINE MONTHS ENDED JULY 31, 2001

                              (Note 3) (continued)

                                                                                                                          TOTAL
                               PREFERRED STOCK                                             PAID-IN         ACCUM.      STOCKHOLDERS'

                                                        CLASS A            CLASS B         CAPITAL        DEFICIT        DEFICIT
                                                        -------            -------         -------        -------        -------
                             SHARES     AMT     SHARES            AMT     SHARES  AMT
                             ------     ---     ------            ---     ------  ---
Balance, November 1,
2000
(unaudited)                   500        --   24,868,477    $    249,000    --     --   $ 27,454,000  $(31,643,000)   $ (3,940,000)

Net Loss
(unaudited)                    --        --           --              --    --     --             --    (4,874,000)     (4,874,000)

Beneficial
Conversion Costs               --        --           --              --    --     --      1,758,000            --       1,758,000
(unaudited)

Exchange
Common to
Preferred
Stock                       1,260        --   (8,276,233)        (83,000)   --     --         83,000            --              --
(unaudited)

Conversion
of  Preferred
Stock to
Class A
Stock                      (1,260)       --  100,800,000       1,008,000    --     --     (1,008,000)           --              --
(unaudited)

Conversion of debt into
Class A common  stock
(unaudited)                    --        --   66,065,967         661,000    --     --      1,396,000            --       2,057,000

Issuance of
Common Stock, including
2,900,000 shares issued
for proceeds of $145,000
(unaudited)                    --        --   12,852,758         128,000    --     --        108,000            --         236,000
                           ------    ------  -----------    ------------ -----  -----   ------------  ------------    ------------

Balance,
July 31, 2001
(unaudited)                   500    $   --  196,310,969    $  1,963,000    --     --   $ 29,791,000  $(36,517,000)   $ (4,763,000)
                           ======    ======  ===========    ============ =====  =====   ============  ============    ============

           See accompanying notes to consolidated financial statements

                TELYNX, INC. AND SUBSIDIARIES [FKA CAMBIO, INC.]
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         FOUR MONTHS ENDED
                                                              JUNE 30,                       OCTOBER 31,
                                                   ----------------------------    ----------------------------
                                                       2000            1999            2000            1999
                                                   ------------    ------------    ------------    ------------
                                                                                    (UNAUDITED)     (UNAUDITED)

Cash flows from operating activities:
 Net loss ......................................   $ (5,385,000)   $(10,015,000)   $ (1,686,000)   $ (1,594,000)
 Adjustments to reconcile net loss to
  cash used in operating:
      Depreciation and amortization ............         97,000         195,000          41,000          38,000
      Write-off of goodwill ....................             --       4,850,000              --              --
      Expenses and settlements paid with
       equity and beneficial conversion costs
        of convertible debt ....................      1,594,000              --         164,000          17,000
      Gain on sale of equipment ................             --          (2,000)             --              --
      Loss from discontinued operations ........             --       1,013,000              --              --
      Changes in assets and liabilities:
        Receivables ............................         42,000          (5,000)       (237,000)        (76,000)
        Prepaid expenses .......................         10,000          60,000         (60,000)          9,000
        Other assets ...........................         12,000         (25,000)             --              --
        Net assets of discontinued operations ..             --        (211,000)             --              --
        Accounts payable and accrued
         liabilities ...........................        214,000         974,000         (78,000)       (296,000)
        Deferred revenue .......................        (77,000)       (123,000)         55,000         (89,000)
                                                   ------------    ------------    ------------    ------------
          Net cash used in operating
           activities ..........................     (3,493,000)     (3,289,000)     (1,801,000)     (1,991,000)
                                                   ------------    ------------    ------------    ------------

Cash flows from investing activities:

  Proceeds from sale of equipment ..............             --          25,000              --              --
  Additions to property and equipment ..........        (18,000)       (143,000)        (39,000)         (9,000)
  Cash advanced to acquired company ............             --        (638,000)             --              --
  Costs related to acquisition .................             --        (100,000)             --              --
                                                   ------------    ------------    ------------    ------------
          Net cash used in investing
           activities ..........................        (18,000)       (856,000)        (39,000)         (9,000)
                                                   ------------    ------------    ------------    ------------

Cash flows from financing activities:
  Proceeds from issuance of convertible debt ...             --              --         880,000         378,000
  Proceeds from issuance of stock and warrants .      1,483,000       3,700,000         675,000              --
  Proceeds from exercise of stock options ......             --              --          24,000          36,000
  Borrowings on debt ...........................        407,000          64,000              --              --
  Net proceeds of loans collateralized by
    assets of discontinued operations ..........             --         678,000              --              --
  Decrease in restricted cash ..................             --         302,000              --              --
  Other ........................................             --              --           1,000          (1,000)
                                                   ------------    ------------    ------------    ------------
          Net cash provided by financing
            activities .........................      1,890,000       4,744,000       1,580,000         413,000
                                                   ------------    ------------    ------------    ------------
Net increase (decrease) in cash and cash
  equivalents ..................................     (1,621,000)        599,000        (260,000)     (1,587,000)
Cash and cash equivalents, beginning of period .      1,923,000       1,324,000         302,000       1,923,000
                                                   ------------    ------------    ------------    ------------
Cash and cash equivalents, end of period .......   $    302,000    $  1,923,000    $     42,000    $    336,000
                                                   ============    ============    ============    ============
Supplemental disclosure of cash flow
  information:
      Interest paid ............................   $     17,000    $     21,000    $         --    $     12,000
      Income taxes paid ........................   $        --     $         --    $         --    $         --

Supplemental disclosure of non-cash investing and financing activities:

Purchase of Cambio Networks, Inc. ..............
Common stock issued to seller ..................             --    $    619,000              --              --
Liabilities assumed (including cash advanced
prior to acquisition of $1,513,000) ............             --    $  4,658,000              --              --
Non-cash financing activity:
Acquisition costs ..............................             --    $    100,000              --              --
Assets acquired (incl. goodwill of $4,875,000) .             --    $  5,377,000              --              --
Conversion of debt into preferred stock ........             --    $  1,207,000              --              --
Conversion of debt into common stock ...........   $    406,000              --              --              --
Conversion of preferred stock into common
stock ..........................................   $    232,000              --              --              --

                                                       NINE MONTHS ENDED
                                                             JULY 31,
                                                   ----------------------------
                                                       2001            2000
                                                   ------------    ------------
                                                    (UNAUDITED)     (UNAUDITED)

Cash flows from operating activities:
 Net loss ......................................   $ (4,874,000)   $ (3,501,000)
 Adjustments to reconcile net loss to
  cash used in operating:
      Depreciation and amortization ............         49,000          66,000
      Write-off of goodwill ....................             --              --
      Expenses and settlements paid with
       equity and beneficial conversion costs
        of convertible debt ....................      1,128,000       1,536,000
      Gain on sale of equipment ................             --              --
      Loss from discontinued operations ........             --              --
      Changes in assets and liabilities:
        Receivables ............................         80,000         (25,000)
        Prepaid expenses .......................        (12,000)        (23,000)
        Other assets ...........................       (132,000)         14,000
        Net assets of discontinued operations ..             --              --
        Accounts payable and accrued
         liabilities ...........................      1,102,000        (120,000)
        Deferred revenue .......................        (35,000)         76,000
                                                   ------------    ------------
          Net cash used in operating
           activities ..........................     (2,694,000)     (1,977,000)
                                                   ------------    ------------

Cash flows from investing activities:

  Proceeds from sale of equipment ..............             --              --
  Additions to property and equipment ..........        (16,000)        (28,000)
  Cash advanced to acquired company ............             --              --
  Costs related to acquisition .................             --              --
                                                   ------------    ------------
          Net cash used in investing
           activities ..........................        (16,000)        (28,000)
                                                   ------------    ------------

Cash flows from financing activities:
  Proceeds from issuance of convertible debt ...      2,600,000         880,000
  Proceeds from issuance of stock and warrants .        145,000       1,287,000
  Proceeds from exercise of stock options ......         67,000         245,000
  Borrowings on debt ...........................             --              --
  Net proceeds of loans collateralized by
    assets of discontinued operations ..........             --              --
  Decrease in restricted cash ..................             --              --
  Other ........................................         (1,000)             --
                                                   ------------    ------------
          Net cash provided by financing
            activities .........................      2,811,000       2,412,000
                                                   ------------    ------------
Net increase (decrease) in cash and cash
  equivalents ..................................        101,000         407,000
Cash and cash equivalents, beginning of period .         42,000         381,000
                                                   ------------    ------------
Cash and cash equivalents, end of period .......   $    143,000    $    788,000
                                                   ============    ============
Supplemental disclosure of cash flow
  information:
      Interest paid ............................   $         --    $         --
      Income taxes paid ........................   $         --    $         --

Supplemental disclosure of non-cash investing and financing activities:

Purchase of Cambio Networks, Inc. ..............
Common stock issued to seller ..................             --              --
Liabilities assumed (including cash advanced
prior to acquisition of $1,513,000) ............             --              --
Non-cash financing activity:
Acquisition costs ..............................             --              --
Assets acquired (incl. goodwill of $4,875,000) .             --              --
Conversion of debt into preferred stock ........             --              --
Conversion of debt into common stock ...........   $  2,057,000    $    358,000
Conversion of preferred stock into common
stock ..........................................   $  1,008,000    $    232,000



           See accompanying notes to consolidated financial statements

                TELYNX, INC. AND SUBSIDIARIES [FKA CAMBIO, INC.]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND OPERATIONS

    Cambio, Inc. ("Cambio" or the "Company"), formerly Meadowbrook Rehabilitation Group, Inc. and currently known as Telynx, Inc., acquired Cambio Networks, Inc. ("Networks") on September 14, 1998. The Company currently provides professional services and supplies software products for operations support systems of telecommunications networks. The Company's primary product is netRunner(TM). The Company's corporate headquarters is in Dallas, Texas. The Company's accounting, finance, and research and development functions are located in El Paso, Texas. The Company also has sales executives located in the United Kingdom and Egypt.

    Prior to the acquisition of Networks, the Company provided outpatient, home health, and traditional acute, sub-acute and post-acute comprehensive rehabilitation services through several subsidiaries. In the fourth quarter of fiscal 1998, the Company's Board of Directors decided to discontinue the Company's remaining rehabilitation operations due to continued losses and a diminishing market for the Company's services. Previously, several of the Company's service locations and units had been sold or otherwise disposed. In connection with the decision to discontinue the remaining operations, the Company recorded a charge of $1,563,000 for the write down of tangible and intangible assets, termination and severance costs and other costs of disposal. As of June 30, 1998, all health care operations had substantially ceased and the Company's assets consisted almost exclusively of cash and accounts receivable.

    On February 2, 1999, Cambio transferred all of the issued and outstanding stock of the discontinued healthcare subsidiaries (the "Subsidiaries") to Imperial Loan Management Corporation ("Imperial"), an affiliate of the Company's former Chairman and CEO, Harvey Wm. Glasser M.D. Dr. Glasser, who in February 1999 resigned his position as CEO and in March 1999 resigned from the Board of Directors, is overseeing the liquidation of the Subsidiaries on behalf of Imperial. The Company received no proceeds from the transfer. Prior to the transfer, Imperial loaned $900,000 to the Subsidiaries and Cambio, represented by 10% notes payable due February 1, 2000. There is a subsequent agreement allowing for interest to remain accruing along with a monthly collection fee payable to Imperial. Imperial will use its best efforts to liquidate each of the Subsidiaries, settle outstanding obligations and collect all amounts receivable. Cambio remains a guarantor of the Imperial loans, amounting to $678,000 as of June 30, 2000. Upon liquidation of the Subsidiaries and settlement of the outstanding indebtedness, Cambio is entitled to receive one-half of the proceeds remaining after payment of Imperial's expenses. At June 30, 2000, the assets and liabilities of the discontinued businesses consist primarily of the accounts receivable and the Imperial loans. The Company considers the realization of the remaining assets to be unlikely and the assets have been fully provided for. All other material obligations of the Subsidiaries have been settled except for the Imperial loans. Under the Company's agreement with Imperial, they are required to provide the Company with quarterly reports that the Company has not received from Imperial with respect to Imperial's progress in liquidating the assets that the Company transferred to them. Imperial could claim that the Company is in default of the loans and elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and institute foreclosure proceedings against the Company's assets, and the Company could be forced into bankruptcy or liquidation. The Company would not agree with such claim and would assert that Imperial has breached the Company's agreement by failing to provide the required quarterly reports and failing to use its "best efforts" to sell the liquidation assets. However, if the Company is found to be in default under the agreement, such default could have a material adverse effect on the Company's ability to continue as a going concern.

Results of discontinued operations are as follows:

                                                             2000        1999
                                                             ----        ----
Net revenues ...........................................     $--    $        --
Net expenses ...........................................      --             --
Net loss from operations of discontinued businesses ....     $--    $        --

Net loss on disposal of discontinued businesses ........     $--    $(1,013,000)
                                                             ===    ===========

    The operations of Networks are reflected in the Company's fiscal year 1999 results from the date that Networks was acquired by the Company. Pro forma results for 1999 are not presented, as the results would not be materially different than the results reported.

NOTE 2 - GOING CONCERN

    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company incurred net losses of $5,385,000 and $10,015,000 during the years ended June 30, 2000 and 1999, and, as of June 30, 2000, the Company's liabilities exceeded its current assets and total assets by $3,179,000 and $3,117,000, respectively. These conditions give rise to substantial doubt about the Company's ability to continue as a going concern.

    In addition to the subscription agreement mention below, the Company continues to seek additional funding through various financing arrangements. The Company plans to fund its operations for the next twelve months from additional proceeds, as discussed in Note 5, and ongoing operations. If the investors in the subscription agreement default, the Company's liquidity will be impaired, which could have a material adverse effect on its business.

    As discussed in Note 5, subsequent to year-end the Company entered into a Subscription Agreement (the "Subscription Agreement") whereby the Company offered for sale up to $17,000,000 principal amount of 6% convertible notes (the "Notes") and issuance of common stock purchase warrants, as defined in the Subscription Agreement. Through September 22, 2000, the Company sold $1,000,000 in Notes with proceeds, net of fees, of $880,000.

NOTE 3 - SUMMARY OF ACCOUNTING POLICIES

    A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND REVERSE STOCK SPLIT

    The consolidated financial statements as of October 31, 2000 and July 31, 2001, for the four months ended October 31, 2000 and 1999 and for the nine months ended July 31, 2001 and 2000, are unaudited, and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments consisting of normal recurring accruals necessary to present fairly the information set forth therein. Results for interim periods are not indicative of results to be expected for an entire year. In November 2000, the Company adopted an October 31 year-end.

    Effective June 4, 2001, our shareholders voted in a special meeting to amend the articles of incorporation to effect a 1-for-2 reverse stock split, and this split is reflected retroactively to the first period presented in the financial statements. Also, during that meeting, authorized shares were increased to 1,000,000,000 for Class A common stock.

REVENUE RECOGNITION

    Revenue is recognized when earned in accordance with American Institute of Certified Public Accountants Statements of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, giving proper attention to facts such as persuasive evidence of an arrangement by a signed contract or purchase order from the customer, delivery has occurred, fee is fixed and determinable, and collectibility is probable. Revenue from products licensed to customers directly and distributed by resellers of telecommunications software is recorded when the software has been delivered. Maintenance revenue is recognized ratably over the contract period. Revenue from professional services are recorded monthly when the services are performed and invoiced. All software revenues relate to products directly licensed to customers. Currently the Company does not have revenues for products not directly licensed to the customer. As the Company's sales contract or arrangement contains multiple elements including software, maintenance, implementation and training, revenue is detailed using separate element value based on vendor specific objective evidence of fair value. The Company's software product can stand alone as a separate product. The Company's maintenance contracts have options for annual renewals. The Company makes provision for bad debts during the accounting period when the Company realizes it is probable that the receivable may not be collected.

CONSOLIDATION

    The consolidated financial statements include the accounts of Cambio, currently known as Telynx, Inc., and Networks. All significant intercompany accounts and transactions have been eliminated.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for under the straight-line method in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, which range from one to five years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the assets.

RESEARCH AND DEVELOPMENT COSTS

    All expenditures for research and development are expensed when incurred. Software development costs are charged to expense until technological feasibility of the computer software product has been established. No software development costs have been capitalized to date, as costs incurred after establishing technological feasibility have been immaterial.

INCOME TAXES

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When management determines that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of cash and cash equivalents, accounts receivables and accounts payables approximates carrying value due to the short maturity of such instruments. The fair value of debt with related parties is not readily determinable due to the terms of the debt and no comparable market for such debt.

USE OF ESTIMATES

    In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LOSS PER SHARE

    Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and dilutive potential common shares outstanding during the period. Potential common shares, consist of options and warrants, have not been included in computing diluted EPS for 2000 and 1999 as their effects are antidilutive. The per share information in the financial statements give retroactive effect, to the earliest period presented, to the June 4, 2001 reverse stock split.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. Cash equivalents are maintained with high quality institutions and are regularly monitored by management. The Company extends credit to its customers, most of whom are large, established companies. Credit risk is mitigated by performing ongoing credit evaluations of its customers' financial condition. The Company generally does not require collateral. The Company provides an allowance for expected uncollectible amounts and actual amounts not collected have been within management's expectations.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees." The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting For Stock-Based Compensation."

SEGMENT REPORTING

    The Company currently has one operating segment based on the markets in which the Company operates and the information used to manage the business. Identifiable assets held outside the United States are not material. Revenues attributable to customers outside the United States, amounted to $665,000 and $147,000, primarily in Egypt and Malaysia, respectively, in 2000 and $479,000, primarily in Egypt, in 1999.

GOODWILL

    In 1999, the Company recorded an impairment loss on the goodwill associated with the Networks acquisition, as the products obtained in the acquisition were no longer being sold by the Company.

NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Board has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, which is effective for financial statements issued for periods beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption is not expected to materially impact the results of operations, financial position and financial statement disclosures in the period in which it is adopted, and is not expected to have a significant impact on future financial statements.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In June 2000, the SEC issued SAB 101 that delayed the implementation date of SAB 101 until the quarter ended December 31, 2000 with retroactive application to the beginning of our fiscal year. The Company does not expect the adoption of SAB 101 to have a material impact on its financial position of results of operations.

    In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB No. 25" ("FIN 44"). FIN 44 clarified the application of Opinion No. 25 for certain issues including: (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. In general, FIN 44 is effective July 1, 2000. The Company does not expect the adoption of FIN 44 to have a material impact on its financial position or results of operations.

    In June 2001, the Financial Accounting Standards Board issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS 142 will require that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001. The Company does not expect adoption SFAS 141 and 142 to affect the results of past transactions. However, all future business combinations will be accounted for under the purchase method, which may result in the recognition of goodwill and other intangible assets, some of which will be recognized through operations, either by amortization or impairment charges, in the future.

RECLASSIFICATIONS

    Certain items in 1999 have been reclassified to conform to the 2000 presentation. These reclassifications have no effect on the Company's financial position or results of operations.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                                  June 30,
                                                                    2000
                                                                    ----

Office and computer equipment ..............................     $289,000
Leasehold improvements .....................................       27,000
                                                                 --------
                                                                  316,000

Less accumulated depreciation and
   amortization ............................................      254,000
                                                                 --------
                                                                 $ 62,000
                                                                 ========

NOTE 5 - NOTES PAYABLE

    The Company has promissory notes payable to common stockholders of $250,000, bearing interest at 7% per annum, due on demand, collateralized by first position on all assets of the Company.

    In addition, during fiscal 2000 the Company entered into an unsecured promissory note agreement with an executive officer of the Company in the amount of $245,000. This note, bearing interest at 8% per annum, is due on demand. At June 30, 2000 the balance due under this note was $228,000.

    In July 2000, the Company entered into a Subscription Agreement, whereby up to $17,000,000 principal amount of 6% convertible notes were offered for sale, as well as associated stock purchase warrants (the "Warrants"). The notes have various maturities from July 1, 2003 to July 18, 2004. The notes are subject to certain performance covenants and registration rights, as defined in the Subscription Agreement. The notes are convertible into the Company's Class A common stock on a conversion price that is the lower of (1) 85% of the average of the three lowest closing prices for the Company's common stock quoted on principal market for the last 30 trading days but not including the issue date of the note or (2) 78% of the average of the three lowest closing prices for the Company's common stock quoted on the principal market for the last 90 trading days prior to but not including the conversion date. Through July 31, 2001, $3,000,000 has been funded pursuant to this agreement. Through July 31, 2001, $1,707,000 has been converted to common stock. The Notes convert at the option of the holder and subject to certain mandatory and optional redemption, as defined. The Warrants grant certain put provisions to the holder, as defined in the Subscription Agreement. The warrants value are deminimus.

    Consistent with Financial Accounting Standard Board Emerging Issues Task Force Issue 98-5 on convertible instruments, the Company recorded a discount against notes based on a beneficial conversion feature relative to a fixed percentage conversion price of 78% based on a range of stock prices in the future. The Company records the discount as a charge against Notes Payable and a credit to Additional Paid In Capital. The discount is amortized as interest expense using the effective interest method over the term of the note. Unamortized portions of the discount are charged against income as the notes are converted. Through July 31, 2001, the discount has been approximately $1,758,000 on $3,000,000 of notes payable, approximately $890,000 is written off and expensed to interest. This discount is calculated by dividing the fair value at date of issuance divided by the conversion price applicable on the issue date giving the number of shares available at that period of time. This number of shares at note issuance is multiplied by the difference of stock price at issuance less the exercise price to derive the discount value to be booked.

    On January 19, 2001, the Company issued $350,000 in principal amount of convertible notes bearing interest at 8% which were converted into 8,000,000 shares of The Company's common stock at the holder's option during the three months ended April 30, 2001. Also, during the three months ended April 30, 2001, the Company received advances from the same subscriber of $250,000 which will be converted into approximately 5,714,000 shares of the Company's common stock.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases its office and service facilities and certain equipment under noncancellable and month-to-month operating lease agreements, which expire at various dates through 2005. Future minimum lease payments under these agreements for the fiscal years ending June 30, are as follows:

                 2001              $ 241,000
                 2002                126,000
                 2003                111,000
                 2004                104,000
                 2005                104,000
                                   ---------
                                   $ 686,000

    Rent expense for the years ended June 30, 2000 and 1999 was $309,000 and $419,000, respectively.

CONTINGENCIES

    The Company is subject to Value Added Tax in the United Kingdom resulting from the acquisition of Networks and is currently in the process of finalizing the tax liability for all years since 1995. Management believes any liability the Company may owe will not be material to the financial statements.

    The Company is involved in certain claims and lawsuits occurring in the normal course of business. Management, after consultation with outside legal counsel, does not believe that the outcome of these actions would have a material impact on the financial statements of the Company.

NOTE 7 - EMPLOYEE BENEFIT PLANS

    The Company has a defined contribution savings plan (401(k)) covering substantially all employees who have completed three months of service. At the discretion of the Board of Directors, the Company can match 50% of employee contributions up to a total contribution of 3% of each employee's annual salary. There were no employer contributions in 2000 and 1999.

NOTE 8 - STOCKHOLDERS' EQUITY

COMMON STOCK

    Effective June 4, 2001, the Company has authorized 1,000,000,000 shares of Class A and 5,000,000 shares of Class B Common Stock. During 1999, all shares of Class B Common Stock were converted into Class A Common Stock.

    The Company issued 1,174,000 shares of stock for outside professional services incurred at various dates during the 12-month period ending June 30, 2000. The shares were issued at a weighted average grant-date fair value of $1.28 for a total of approximately $1,271,000 charged against income for the 12-month period ending June 30, 2000. The fair value used for each issue is the daily market closing price of our publicly traded stock on the Over-The-Counter Bulletin Board Market.

SALE OF PREFERRED STOCK

    During 1999, the Company's Board of Directors approved the issuance of up to 62,500 shares of a newly created Convertible Preferred Stock designated as Series B (the "Preferred Stock") for $100 per share. Each share of Preferred Stock is convertible into 250 shares of the Company's Class A Common Stock and is entitled to receive dividends in an amount equal to the equivalent per share dividend declared on the Class A Common Stock when and as declared by the Board of Directors.

    On February 3, 1999, the following shares of preferred stock were issued when the market price of common stock was $0.50, as adjusted for the 1-for-2 reverse stock split:

    i. 7,548 shares were issued for the conversion of debt owing to Frederick Adler in the amount of $754,800 and an additional 3,034 shares were issued to Mr. Adler for $303,400 in cash; and
    ii. 3,025 shares were issued for the conversion of debt owing to Euro-America II, L.P. in the amount of $302,500 and an additional 1,216 shares were issued to Euro-America II, L.P. for $121,600 in cash.

    At various dates from May 1 to May 18, 1999, additional preferred stock was issued when the market price of common stock was between $1.75 and $5.75, as adjusted for the 1-for-2 reverse stock split:

    i. 3,500 shares were issued for the conversion of debt in the amount of $350,000; and
    ii. 32,750 shares were issued for $3,275,000 in cash.

    In all, 51,073 shares of Series B preferred stock have been issued from February 3, 1999 to May 18, 1999 for the conversion of $1,407,300 in debt and $3,700,000 for cash as disclosed in our 10QSB for the quarter ending March 31, 1999 filed on May 20, 1999.

    During 2000, certain preferred shareholders elected to convert 46,506 shares of Preferred Stock into 11,626,500 shares of Class A Common Stock.

CONVERSION OF DEBT TO EQUITY

    During 2000, the Company converted notes payable of $178,000 into 395,000 shares of the Company's Class A Common Stock. Also during 2000, the Company converted trade payables and other liabilities of $228,000 into 304,000 shares of the Company's Class A Common Stock. All of the debt was converted based on the then current fair market value of our Class A common stock on the date of issue.

    In February 1999 and May 1999, the Company converted debt and accrued interest of $1,057,000 and $350,000 into 10,573 and 3,500 shares of the Company's Preferred Stock. The conversion is based on the current fair value of our Class A common stock on the date of issue as converted to Series B convertible preferred stock.

STOCK PLAN

    The Company has in place the 1994 Stock Incentive Plan which has 511,250 shares available for grant. No options are outstanding from this plan. Nonqualified stock options granted to employees in 1999 outside the 1994 plan generally vest within three years and terminate ten years from the date of grant.

         Employee stock option activity is summarized as follows:

                                                                   WEIGHTED
                                                                   AVERAGE
                                                                   EXERCISE
                                                                    PRICE
                                                   SHARES         PER SHARE
                                                   ------         ---------
Balance at June 30, 1998 ...................        15,000           $5.46
     Granted ...............................     1,283,500             .40
     Exercised .............................            --
     Cancelled .............................       (15,000)           5.46
                                                 ---------          ------

Balance at June 30, 1999 ...................     1,283,500           $ .40
     Granted ...............................     1,842,000             .40
     Exercised .............................      (864,000)            .40
     Cancelled .............................      (644,000)            .40
                                                 ---------          ------

Balanced at June 30, 2000 ..................     1,617,500           $ .40
                                                 =========          ======

    The following table summarizes information about stock options outstanding as of June 30, 2000:

                                    WEIGHTED        WEIGHTED
                                     AVERAGE        AVERAGE
 EXERCISE           NUMBER          EXERCISE       REMAINING           NUMBER
   PRICE         OUTSTANDING          PRICE       LIFE (YEARS)      EXERCISABLE
   -----         -----------          -----       ------------      -----------
  $ .40          1,617,500            $ .40             5            662,500

    The following table depicts the Company's pro forma results had compensation expense for employee stock options been determined based on the fair value at the grant dates as prescribed in SFAS No. 123:

                                                  2000              1999
                                             --------------   --------------
Net loss applicable to common shareholders
As reported ..............................   $   (5,385,000)  $  (10,015,000)
 Pro forma ...............................       (5,594,000)      10,329,000)

Basic and diluted net loss per share
As reported ..............................   $         (.76)  $        (5.60)
Pro forma ................................             (.78)           (5.78)

    The fair value of each option grant was determined using the Black-Scholes model. The weighted average fair value of options granted to employees was $.48 and $.40 in 2000 and 1999, respectively. The following weighted average assumptions were used to perform the calculations: expected life of 5 years; interest rate of 6%; volatility of 205% in 2000 and 390% in 1999; and no dividend yield. The pro forma disclosures above may not be representative of pro forma effects on reported financial results for future years.

    During 2000, the Company issued 125,000 shares of Class A Common Stock to an employee of the Company. Compensation expense of $90,000 has been recognized in connection with this issuance.

WARRANTS/OPTIONS

On May 3, 1999, the Company sold 19,500 shares of preferred stock and issued 628,000 warrants to purchase 628,000 shares of Class Acommon stock of the Company at $0.40 per share. The warrants were issued as a fee for the sale of the preferred stock. The warrants expire

    May 6, 2004. During 2000, the holders of these warrants exercised 542,500 warrants under a cashless exercise feature of the grant.

    During February 2000, the Company issued 1,000,000 warrants to purchase Class A Common Stock in connection with the sale of 333,500 shares of Class A Common Stock. These warrants are exercisable into 1,000,000 shares of the Class A Common Stock at $0.30 per share. Of these warrants 250,000 were issued as a fee for the sale of the common stock. The warrants were exercised during 2000.

DELISTING OF CLASS A COMMON STOCK FROM NASDAQ

    On October 20, 1998, the Company received notice of a decision by the NASDAQ Stock Market to delist the Company's Class A Common Stock from the NASDAQ National Market effective with the close of business on October 20, 1998. Additionally, at that time, the Company did not meet, and currently does not meet, the requirements to transfer its listing to the NASDAQ SmallCap Market. Accordingly, trading in the Company's Class A Common Stock is being conducted on the OTC Bulletin Board.

NOTE 9 - INCOME TAXES

    No provision for taxes was made in 2000 or 1999 due to the losses in each year. The Company increased the valuation allowance on net deferred tax assets by $1,073,000 and $3,085,000 in 2000 and 1999.

    The primary differences between the statutory federal tax rate and the effective rate are the change in the valuation allowance provided against deferred tax assets and a change in the effective tax rate of the Company as a result of the discontinuation of rehabilitation operations and the acquisition of Networks. The Company has $23,396,000 of net operating loss carryforwards for federal purposes and associated state net operating loss carryforwards, which expire at various dates through 2020. Current federal and state tax law includes certain provisions limiting the annual use of net operating loss carryforwards in the event of certain defined changes in stock ownership. The annual use of the Company's net operating loss carryforwards are limited according to these provisions.

    Deferred income taxes are comprised of the following at June 30, 2000:

Accruals not currently deductible .......................           $   201,000
Tax loss carry forwards .................................             7,955,000
                                                                    -----------
Total deferred income tax assets ........................             8,156,000
Less valuation allowance ................................            (8,156,000)
                                                                    -----------
Net deferred income tax assets ..........................           $        --
                                                                    ===========


NOTE 10 - MAJOR CUSTOMERS

    In 2000 the Company had sales in excess of 10% to two customers amounting to $665,000 and $147,000. The customers accounted for 68% and 15% of net revenues, respectively.

    In 1999, the Company had sales in excess of 10% to three customers amounting to $429,000, $117,000 and $96,000. The customers accounted for 52%, 14% and 12%, respectively, of net revenues.

NOTE 11 - SUBSEQUENT EVENTS

    In June 2001, the Company increased its authorized Class A common shares from 200,000,000 shares to 1,000,000,000 shares. Also, the Company effected a 1-for-2 reverse stock split as of June 4, 2001.

    On March 6, 2001, the Company's Board of Directors approved the issuance of up to 100,000 shares of a newly created Series C convertible preferred stock (the "Preferred Stock") at $0.01 par value, issue price of $3,500.00 per share. Each share of Preferred Stock is convertible into shares of the Company's Class A common stock. In May 2001, the Company issued a total of 1,260 shares of Preferred Stock to a group of investors in exchange for the Company's Class A common stock. In June 2001, 1,260 shares of Preferred Stock was converted to shares of the Company's Class A common.

    During the four months ended October 31, 2000, the Company entered into various agreements for consulting services to third parties and compensation expense to Company employees paid for by the Company's Class A common stock. Total shares issued for these services were 1,276,238 shares of the Company's Class A common stock. Additionally, one employee purchased 58,814 shares of stock through the exercise of vested options purchased at $0.40 per share.

    During the three months ended September 30, 2000, the Company consummated various private placements of Class A common stock pursuant to which the Company issued 2,837,000 shares for an aggregate consideration of $728,620.

    Also during the three months ended September 30, 2000, Series B preferred stockholders presented 4,067 shares of Series B preferred stock for conversion into 1,016,750 shares of Class A common stock.

     In July 2000, the Company increased its authorized Class A common shares from 50,000,000 shares to 200,000,000 shares.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

    A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

    In accordance with Section 145 of the DGCL, Article VI of the Company's Restated Certificate of Incorporation (the "Certificate") provides that the Company shall indemnify each person who is or was a director, officer, employee or agent of the Company (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted. The indemnification provided by the Certificate shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Expenses (including attorneys' fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company. Article VI of the Certificate further provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The By-laws of the Company provide that, to the fullest extent permitted by applicable law, the Company shall indemnify any person who is a party or otherwise involved in any proceeding by reason of the fact that such person is or was a director or officer of the Company or was serving at the request of the Company.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the Company's estimates (other than of the SEC registration fee) of the expenses in connection with the issuance and distribution of the shares of common stock being registered:

    SEC registration fee......................    $   2,400
    Legal fees and expenses...................    $  30,000
    Accounting fees and expenses..............    $   6,000
    Miscellaneous expenses....................    $   1,000
                                                  ---------
    Total:....................................    $ 39,400*
                                                  =========

--------------
* estimated None of these expenses are being paid by the selling stockholders.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

Sale of Preferred Stock

    On January 31, 1999 our Board of Directors authorized for issuance 37,500 shares of Series B Convertible Preferred Stock. The Board on April 29, 1999 amended its earlier resolution to allow authorization of the issuance of up to 62,500 shares of Preferred Stock. The Preferred Stock was issued at $100 per share and is convertible into 250 shares of common stock.

On February 3, 1999 the following shares of Preferred Stock were issued:

    i. 7,548 shares were issued for the conversion of debt owing to Frederick Adler in the amount of $754,800 and an additional 3,034 shares were issued to Mr. Adler for $303,400 in cash; and

    ii. 3,025 shares were issued for the conversion of debt owing to Euro-America II, L.P. in the amount of $302,500 and an additional 1,216 shares were issued to Euro-America II, L.P. for $121,600 in cash.

In the fourth quarter additional Preferred Stock was issued as follows:

    i. 3,500 shares were issued for the conversion of debt in the amount of $350,000; and

    ii. 32,750 shares were issued for $3,275,000 in cash.

In all, 51,073 shares of Series A Preferred Stock have been issued for the conversion of $1,407,300 in debt and $3,700,000 for cash.

Sale of Additional Securities

    On February 1, 2000, we consummated a private placement of common stock pursuant to which we issued 333,333 shares of common stock at $0.30 a share for an aggregate consideration of $100,000. Since February 2000 warrant holders have exercised all of their warrants pursuant to which we issued 999,999 shares of common stock at $0.30 a share for an aggregate consideration of $300,000. In April 2000, we consummated a private placement of common stock pursuant to which the Company issued 400,000 shares of common stock at $0.50 a share for an aggregate consideration of $200,000. In May 2000, we consummated a private placement of common stock pursuant to which we issued 1,390,000 shares of common stock at $.50 a share for an aggregate consideration of $695,000.

    In July 2000, we issued $1 million in principal amount of convertible notes. In connection with this financing, we issued warrants to purchase 625,000 shares of common stock. The subscribers in this financing have agreed to purchase from us convertible notes up to the principal amount of $17 million. This right is exercisable at our option. In connection with this right, we are obligated to issue additional warrants to the subscribers.

    In the first three months of fiscal year 2001, we entered into a $17,000,000 equity line financing for the next three years. The equity line has been terminated. The investors under our former equity line agreement have agreed to purchase from us these convertible notes exercisable at our option. Notes bear interest at 6% and are convertible into Class A common stock at the option of the note holder. Through July 13, 2001, $2,750,000 has been funded pursuant to this agreement. Through July 13, 2001, $1,707,000 of notes have been converted to common stock. On July 19, 2001, an additional $250,000 was drawn down pursuant to the terms of our former equity line agreement. The shares underlying the convertible notes and warrants put to the investors on July 19, 2001 have not been registered pursuant to this registration statement.

    We believe that these issuance and sales were exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 27. EXHIBITS.

EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT

2.1 Agreement and Plan of Merger, dated April 3, 1998, between Meadowbrook Rehabilitation Group, Inc., Interset, Inc., Cambio Networks, Inc., and the securityholders named therein, filed as Exhibit 2.1 to the Company's current report on Form 8-K dated April 22, 1998, and incorporated by reference in this registration statement.

2.2 Agreement of Amendment, dated July 27, 1998, between Meadowbrook Rehabilitation Group, Inc., Interset, Inc., Cambio Networks, Inc., and the securityholders named therein, filed as Annex A to the Company's Joint Information/Consent Solicitation Statement on Schedule 14C dated August 14, 1998, and incorporated by reference in this registration statement.

2.3 Secured Bridge Financial Note dated April 3, 1998, between Meadowbrook Rehabilitation Group, Inc., and Cambio Networks, Inc., filed as Exhibit
       2.2 to the Company's current report on Form 8-K dated April 22, 1998, and incorporated by reference in this registration statement.

3.1 Amended and Restated Certificate of Incorporation of the Company, filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1(Commission File No. 33-44197), and incorporated by reference in this registration statement.

3.2 Amended and Restated By-Laws of the Company, filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Commission File No.33-44197), and incorporated by reference in this registration statement.

3.3 Certificate of the Designations, Powers, Preferences, and Rights of the Series B Convertible Preferred Stock, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999, and incorporated by reference in this registration statement.

3.4 Certificate of the Designations, Powers, Preferences, and Rights of the Series C Convertible Preferred Stock.**

3.5 Certificate of Amendment of Certificate of Incorporation, dated November 28, 2000, filed a Exhibit 3.4 to the Company's Registration Statement on Form SB-2 on December 20, 2000, and incorporated by reference in this registration statement.

3.6 Certificate of Amendment of Certificate of Incorporation, dated June 4, 2001.**

4.1 Form of Convertible Note, dated as of July 27, 2000, filed as Exhibit 4.1 to the Company's current report on Form 8-K dated July 27, 2000, and incorporated by reference in this registration statement.

4.2 Form of Warrant, dated as of July 27, 2000, filed as Exhibit 4.2 to the Company's current report on Form 8-K dated July 27, 2000, and incorporated by reference in this registration statement.

5.1    Opinion of Fulbright & Jaworski L.L.P. *

10.1 1994 Stock Incentive Plan of the Company filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, and incorporated by reference in this registration statement.

10.2 Agreement dated February 2, 1999 by and between Harvey Glasser, the Company and certain security holders, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998, and incorporated by reference in this registration statement.

10.3 Agreement dated February 2, 1999 by and between Imperial Loan Management Corporation, Telynx, Inc.

       and Medbrook Home Health, Inc., filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998, and incorporated by reference in this registration statement.

10.4 Form of Subscription Agreement, dated as of July 27, 2000, between the Company and the subscribers named therein, filed as Exhibit 10.1 to the Company's current report on Form 8-K dated July 27, 2000, and incorporated by reference in this registration statement.

10.5 Modification Agreement dated June 12, 2001 between Telynx, Inc. and the subscribers named therein.**

10.6   Addendum to Put Subscription Agreement, dated June 14, 2001.**

10.7 Termination Letter Agreement dated October 4, 2001 between the Company and the subscribers under the Put Subscription Agreement, as amended.

21.1 Subsidiaries of the Company, as filed as Exhibit 21.1 to the Company's Annual Report on Form 10-KSB for the year ended June 30, 1999, and incorporated by reference in this registration statement.

23.1   Consent of BDO Seidman, LLP.

23.2   Consent of Grant Thornton LLP.

23.3   Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1 above)

24.1   Power of Attorney (included on signature page).**

-------------
* To be filed by amendment.

**Previously filed.

ITEM 28. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective by the Securities and Exchange Commission.

    (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of El Paso and State of Texas on the 5th day of October, 2001.

    TELYNX INC.

          *
    --------------------
    Ali Al-Dahwi

    Chairman of the Board, President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

           *                    Chairman of the Board,                     October 5, 2001
----------------------
    Ali Al-Dahwi                President and Chief Executive Officer

 /s/ Kent Van Houten            Chief Financial Officer                    October 5, 2001
--------------------------
     Kent Van Houten            (Principal Financial and
                                Accounting Officer)

           *                    Director                                   October 5, 2001
-------------------------
  Dr. Ziad El-Dukair

 /s/ Scott A. Munden            Director, Chief Operating Officer          October 5, 2001
--------------------------      Chief Technology Officer
     Scott Munden


* By /s/ Kent Van Houten (Kent Van Houten) as attorney-in-fact to power pursuant to power of attorney filed July 13, 2001.